EXHIBIT 99.2

For Immediate Release 22-27-TR	Date:	April 26, 2022

Teck Reports Unaudited First Quarter Results for 2022

Teck starts the year with record-setting financial performance driven by high commodity prices

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced its unaudited first quarter results for 2022.

“We had an exceptional start to 2022 with continued high commodity prices driving record-setting financial results across our business. Our intention to repurchase a further US$500 million in Class B subordinate voting shares demonstrates both our confidence in the outlook for our business and our commitment to balance growth with shareholder returns,” said Don Lindsay, President and CEO. “This is a transformational year for Teck as we drive towards first copper at our QB2 project in the later part of the year, advance our copper growth strategy and further strengthen our existing high-quality assets through our RACE technology transformation program and sustainability strategy.”

Highlights

•	Adjusted profit attributable to shareholders1 was a quarterly record $1.6 billion or $3.02 per share in Q1 2022 and more than four times higher than the same period last year.
•	Profit attributable to shareholders was a quarterly record at $1.6 billion or $2.93 per share in Q1 2022.
•	Adjusted EBITDA1 was a quarterly record at $3.0 billion in Q1 2022 and more than three times higher than the same period last year. Profit before tax was a record $2.5 billion in Q1 2022.
•	We generated cash flows from operations of $2.3 billion in Q1 2022, redeemed US$150 million of our maturing 4.75% term notes and ended the quarter with a cash balance of $2.5 billion. Our liquidity is $8.0 billion as at April 26, 2022.
•	We returned $337 million to shareholders through dividends in Q1 2022 and in April we completed $100 million in Class B subordinate voting share buybacks.
•	We announced that we intend to repurchase a further US$500 million in Class B subordinate voting shares and will continue to regularly consider additional buybacks in the context of market conditions at the time.
•	At QB2, we now have more than 12,000 workers on site, the highest to date, evidencing the recovery from the impacts of the Omicron virus early in the quarter when absenteeism exceeded 20% at times. Steady progress has allowed us to surpass 82% complete, we expect first copper in Q4 this year, and our capital cost guidance remains unchanged. Notably, QB2 has been named by Bechtel as their construction project of the year.
•	Our copper business unit gross profit increased 23% from a year ago, supported by an average realized copper price of US$4.51 per pound and copper sales volumes of 69,300 tonnes.
•	Our zinc business unit gross profit increased 98% from a year ago, supported by an average realized zinc price of US$1.65 per pound and quarterly zinc in concentrate sales volumes of 168,700 tonnes.
•	Realized steelmaking coal prices of US$357 per tonne drove a $1.6 billion gross profit increase in our steelmaking coal business unit.

•	While our underlying key mining drivers remain relatively stable, like others in the industry, we continue to face inflationary cost pressures. Inflationary pressures have increased our operating costs by 13% compared to the same period last year, of which approximately half relates to an increase in diesel costs.

Note:

1.	This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis	604.699.4621

	Marcia Smith, Senior Vice President, Sustainability and External Affairs	604.699.4616

Additional corporate information is available at www.teck.com.

Financial Summary Q1 2022

Financial Metrics (CAD$ in millions, except per share data)	Q1 2022	Q1 2021
Revenue	$5,032	$2,547
Gross profit	$2,568	$654
Gross profit before depreciation and amortization[1]	$3,017	$1,032
Profit before taxes	$2,450	$501
Adjusted EBITDA[1]	$3,044	$967
Profit attributable to shareholders	$1,571	$305
Adjusted profit attributable to shareholders[1]	$1,620	$326
Basic earnings per share	$2.93	$0.57
Diluted earnings per share	$2.87	$0.57
Adjusted basic earnings per share[1]	$3.02	$0.61
Adjusted diluted earnings per share[1]	$2.96	$0.61

Note:

1.	This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

Key Updates

Executing on our copper growth strategy – QB2 a long-life, low-cost operation with major expansion potential

•	We now have more than 12,000 workers on site, the highest to date, evidencing the recovery from the impacts of the Omicron virus early in the quarter when absenteeism exceeded 20% at times. Steady progress has allowed us to surpass 82% complete;

•	Focus going forward is on system completion and handover;

•	Energization of the high voltage power transmission system is in progress;

•	The seawater intake and outlet pipes are in place on the seafloor in preparation for water extraction;

•	We have commenced hydrotesting of the water pipeline;

•	We have completed the mass earthworks for the tailings starter dam construction and the mine fleet has transitioned to open pit activities;

•	We expect first copper from Line 1 in Q4 this year, assuming no further COVID waves or other major disruptions, consistent with our prior guidance; and

•	Our capital cost guidance remains unchanged from our previous release.

•	Click here for a photo gallery and click here for a video of construction progress on QB2.

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Safety and sustainability leadership

•	Our High Potential Injury Frequency remained low at a rate of 0.14 in the first quarter.

•	We were named to the 2022 Bloomberg Gender-Equality Index in recognition of a high level of disclosure and performance in gender equality.

•	We expanded our climate action strategy to include a new short-term goal to achieve net-zero Scope 2 (purchased electricity) greenhouse gas (GHG) emissions by 2025 and an ambition to achieve net-zero Scope 3 (value chain) emissions by 2050, building on our existing commitment to achieve net-zero emissions across operations by 2050.

•	Our Highland Valley Copper operation was the first Canadian mine site to be awarded the Copper Mark verification for its responsible mining practices.

Guidance

•	There has been no change in our previously issued annual guidance, outlined in summary below, except for our annual steelmaking coal unit cost, bitumen unit costs, and steelmaking coal capitalized stripping guidance. Our usual guidance tables, including three-year production guidance, can be found on pages 28 - 32.

•	Like others in the industry, we continue to face inflationary cost pressures, which have increased our operating costs by 13% compared to the same period last year, approximately half of which relates to diesel costs at our operations and in our transportation costs. Diesel prices have increased by 52% compared to the same period last year. The increases in the cost of certain key supplies, including mining equipment, fuel, tires and explosives, are being driven largely by price increases for underlying commodities such as steel, crude oil and natural gas. While our underlying key mining drivers remain relatively stable, inflationary pressures on diesel prices and other key input costs, as well as profit-based compensation and royalties continue to put upward pressure on our unit cost and capitalized stripping guidance through 2022.

2022 Guidance – Summary
Production Guidance
Copper (000’s tonnes)	273 - 290
Zinc (000’s tonnes)	630 - 665
Refined zinc (000’s tonnes)	270 - 285
Steelmaking coal (million tonnes)	24.5 - 25.5
Bitumen (million barrels)	12.0 - 14.4
Sales Guidance – Q2 2022
Red Dog zinc in concentrate sales (000’s tonnes)	50 - 70
Steelmaking coal sales (million tonnes)	6.3 - 6.7
Unit Cost Guidance
Copper net cash unit costs (US$/lb.)[1]	1.40 - 1.50
Zinc net cash unit costs (US$/lb.)[1]	0.32 - 0.38
Steelmaking coal adjusted site cash cost of sales (CAD$/tonne)[1]	79 - 83
Steelmaking coal transportation costs (CAD$/tonne)	43 - 46
Bitumen adjusted operating costs (CAD$/barrel)[1]	28 - 32

Note:

1.	This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

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Management's Discussion and Analysis

This management’s discussion and analysis is dated as at April 26, 2022 and should be read in conjunction with the unaudited consolidated financial statements of Teck Resources Limited (“Teck”) and the notes thereto for the three months ended March 31, 2022 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2021. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2021, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Overview

•	Profitability in the first quarter improved significantly from a year ago as a result of higher prices for all of our principal products, as shown in the table below. The impact of higher prices was partly offset by an increase in unit operating costs primarily due to higher diesel costs, profit based compensation and royalties, and inflationary cost pressures for consumables.

•	Copper prices reached an all-time quarterly record average of US$4.53 per pound in the first quarter, and were up 17% from the same period a year ago. Zinc prices averaged US$1.70 per pound in the first quarter, an increase of 36% from the same period a year ago. Realized blended bitumen prices of US$81.53 per barrel increased sharply in the quarter due to the impact of the Russian war in Ukraine on WTI oil prices.

•	Realized steelmaking coal prices in the first quarter were US$357 per tonne, up from US$131 per tonne in the same period last year. FOB Australia prices continued to increase in the first quarter and reached record levels, though they have now declined from the peak. The increase in steelmaking coal prices from the fourth quarter of 2021 resulted in positive pricing adjustments of $88 million ($56 million, after-tax) in the first quarter.

Average Prices and Exchange Rates	Three months ended March 31,		Change
	2022	2021
Copper (LME cash – US$/pound)	$4.53	$3.86	17%
Zinc (LME cash – US$/pound)	$1.70	$1.25	36%
Steelmaking coal (realized US$/tonne)	$357	$131	173%
Blended bitumen (realized US$/barrel)	$81.53	$47.58	71%
Average exchange rate (CAD$ per US$1.00)	$1.27	$1.27	—%

•	Copper sales volumes were slightly higher than the same period last year due to the timing of shipments. Zinc in concentrate sales volumes increased 29% compared to the same period last year with strong first quarter sales volumes at Red Dog, as anticipated in our previously disclosed guidance. Steelmaking coal sales volumes of 6.0 million tonnes were slightly lower than the same period last year and near the low end of our previously disclosed guidance range. The shortfall in volumes was caused by the recent CP Rail work stoppage that interrupted rail service to our steelmaking coal operations in the quarter.

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•	Like others in the industry, we continue to face inflationary cost pressures, which have increased our operating costs by 13% compared to the same period last year, approximately half of which relates to diesel costs at our operations and in our transportation costs. Diesel prices have increased by 52% compared to the same period last year. The increases in the cost of certain key supplies, including mining equipment, fuel, tires and explosives, are being driven largely by price increases for underlying commodities such as steel, crude oil and natural gas. While our underlying key mining drivers remain relatively stable, inflationary pressures on diesel prices and other key input costs, as well as profit-based compensation and royalties continue to put upward pressure on our unit cost and capitalized stripping guidance through 2022.

•	We returned $337 million to shareholders through dividends during the quarter and in April, we completed $100 million in Class B subordinate voting share buybacks.

•	On April 26, 2022, we announced that we intend to repurchase a further US$500 million of Class B subordinate voting shares, subject to compliance with applicable corporate and securities laws and stock exchange rules. Additional buybacks will be considered regularly in the context of market conditions at the time.

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Profit Attributable to Shareholders and Adjusted Profit Attributable to Shareholders

In the first quarter, profit attributable to shareholders was $1.6 billion, or $2.93 per share, compared to $305 million, or $0.57 per share, in the same period last year. The increase in profit compared to the same period last year is primarily due to substantial increases in the prices for our principal products, partly offset by higher unit operating costs related to inflationary cost pressures.

Adjusted profit attributable to shareholders1 in the first quarter, taking into account the items identified in the table below, was $1.6 billion, or $3.02 per share, compared with $326 million, or $0.61 per share, in the first quarter of 2021. The most significant first quarter adjustments to profit, reflected in the table below, are an after-tax gain of $60 million primarily relating to an increase in the rates used to discount our decommissioning and restoration provisions for closed operations and $82 million in share-based compensation relating to the effect of the increase in our share price on the valuation of our share units. In addition, we recorded $59 million in after-tax expenses as a result of the impact of interest rate changes on the valuation of the preferential dividend on the shares in the QB2 project company held by ENAMI.

	Three months ended March 31,
(CAD$ in millions)	2022	2021

Profit attributable to shareholders	$1,571	$305
Add (deduct) on an after-tax basis:
QB2 variable consideration to IMSA and ENAMI	59	30
Environmental costs	(60)	(33)
Inventory write-downs (reversals)	—	(6)
Share-based compensation	82	10
Commodity derivatives	(37)	15
Other	5	5
Adjusted profit attributable to shareholders[1]	$1,620	$326

Basic earnings per share	$2.93	$0.57
Diluted earnings per share	$2.87	$0.57
Adjusted basic earnings per share[1]	$3.02	$0.61
Adjusted diluted earnings per share[1]	$2.96	$0.61

In addition to the items identified in the table above, our results include gains and losses due to changes in market prices in respect of pricing adjustments. Pricing adjustments resulted in $115 million of after-tax gains ($181 million, before tax) in the first quarter, or $0.22 per share.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

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FINANCIAL OVERVIEW	Three months ended March 31,
(CAD$ in millions, except per share data)	2022	2021

Revenue and profit
Revenue	$5,032	$2,547
Gross profit	$2,568	$654
Gross profit before depreciation and amortization[1]	$3,017	$1,032
Profit attributable to shareholders	$1,571	$305
Profit before taxes	$2,450	$501
Adjusted EBITDA[1]	$3,044	$967
Cash flow
Cash flow from operations	$2,323	$585
Property, plant and equipment expenditures	$867	$869
Capitalized stripping costs	$233	$134
Investments	$39	$44
Balance Sheet
Cash and cash equivalents	$2,465	$369
Total assets	$48,824	$41,712
Debt and lease liabilities, including current portion	$8,082	$7,384
Per share amounts
Basic earnings per share	$2.93	$0.57
Diluted earnings per share	$2.87	$0.57
Dividends declared per share	$0.625	$0.05

PRODUCTION, SALES AND PRICES
Production (000’s tonnes, except steelmaking coal and bitumen)
Copper[2]	67	72
Zinc in concentrate	158	146
Zinc – refined	69	74
Steelmaking coal (million tonnes)	5.6	5.9
Bitumen (million barrels)[2]	3.1	1.8
Sales (000’s tonnes, except steelmaking coal and blended bitumen)
Copper[2]	69	67
Zinc in concentrate	169	131
Zinc – refined	69	70
Steelmaking coal (millions tonnes)	6.0	6.2
Blended bitumen (million barrels)[2]	4.2	2.3
Average prices and exchange rates
Copper (LME cash – US$/pound)	$4.53	$3.86
Zinc (LME cash – US$/pound)	$1.70	$1.25
Steelmaking coal (realized US$/tonne)	$357	$131
Blended bitumen (realized US$/barrel)	$81.53	$47.58
Average exchange rate (CAD$ per US$1.00)	$1.27	$1.27

Notes:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% and 21.3% of production and sales from Antamina and Fort Hills, respectively, representing our proportionate ownership interest in these operations.

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BUSINESS UNIT RESULTS

Our revenue, gross profit and gross profit before depreciation and amortization1 by business unit are summarized in the table below.

	Three months ended March 31,
(CAD$ in millions)	2022	2021

Revenue
Copper	$930	$767
Zinc	920	570
Steelmaking coal	2,766	1,047
Energy	416	163
Total	$5,032	$2,547

Gross profit (loss)
Copper	$451	$366
Zinc	247	125
Steelmaking coal	1,780	196
Energy	90	(33)
Total	$2,568	$654

Gross profit (loss) before depreciation and amortization[1]
Copper	$556	$462
Zinc	305	171
Steelmaking coal	2,032	412
Energy	124	(13)
Total	$3,017	$1,032

Gross profit (loss) margins before depreciation and amortization[1]
Copper	60%	60%
Zinc	33%	30%
Steelmaking coal	73%	39%
Energy	30%	(8)%

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

8	Teck Resources Limited 2022 First Quarter News Release

COPPER BUSINESS UNIT

	Three months ended March 31,
(CAD$ in millions)	2022	2021

Copper price (realized – US$/pound)	$4.51	$3.92
Production (000’s tonnes)[1]	67	72
Sales (000’s tonnes)[1]	69	67
Gross profit	$451	$366
Gross profit, before depreciation and amortization[2]	$556	$462
Property, plant and equipment expenditures	$720	$563

Notes:

1.	We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation. We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Performance

Gross profit from our copper business unit was $451 million in the first quarter compared with $366 million a year ago. Gross profit increased by $85 million compared with a year ago (see table below) primarily due to substantially higher copper prices and higher contributions from by-products. These items were partially offset by higher operating costs, primarily the result of higher diesel prices and profit-based compensation, and a one-time labour settlement charge at Highland Valley Copper.

Copper production of 67,200 tonnes in the first quarter was 4,500 tonnes, or 6%, lower than a year ago, primarily due to decreased production from Highland Valley Copper and Carmen de Andacollo. Production from Antamina increased from a year ago, while Quebrada Blanca cathode production decreased slightly, as outlined in the Operations section below.

The table below summarizes the change in gross profit in our copper business unit for the quarter:

Gross Profit (CAD$ in millions)	Three months ended March 31,

As reported in the first quarter of 2021	$366
Increase (decrease):
Copper price realized	106
Sales volumes	12
Unit operating costs	(33)
Labour settlement	(23)
Co-product and by-product contribution	32
Depreciation	(9)
Net increase	$85
As reported in current quarter	$451

9	Teck Resources Limited 2022 First Quarter News Release

Property, plant and equipment expenditures in the first quarter totaled $720 million, including $51 million for sustaining capital and $654 million for project development expenditures for QB2. Capitalized stripping costs were $63 million in the first quarter, $21 million higher than a year ago, primarily driven by Highland Valley Copper where we are progressing into future mining phases.

Markets

First quarter LME copper prices reached record levels and averaged US$4.53 per pound, 17% higher than the first quarter 2021 average of US$3.86 per pound. Global demand for copper remained strong in the first quarter, despite COVID-19 lockdowns in China and the Russian war in Ukraine. Prices remained well supported through the quarter on lower mine production out of South America, logistics constraints and low metal inventories. Global stocks of copper cathode on exchanges around the world remain well below historic levels.

Tightness in the copper concentrate market eased in the first quarter, with spot treatment charges rising above the 2022 annual contract terms towards the end of the quarter. Reported mine production disruptions in the first quarter were mainly in South America, while direct impacts on mine production from COVID-19 have been lower this quarter despite operational constraints and new protocols at mining operations. Concentrate demand came under pressure in the first quarter as credit issues forced a major Chinese smelter to temporarily idle production and release concentrates back into the market. Increased scrap availability and a moderation in manufacturing activity pushed spot premiums down for copper cathode delivered to China from a range of US$80 to US$90 per tonne in the fourth quarter to a range of US$30 to US$55 per tonne in the first quarter of 2022.

South American mine production fell in the first two months of this quarter with combined Peruvian and Chilean production down 3.3% compared to the same period last year and down 12.5% from the previous quarter. Mine production has still not returned to pre-COVID-19 levels with combined South American production down 5% over 2019. The Russian war in Ukraine and the resulting sanctions on Russia have had minimal effect on the copper concentrate market, with Russian exports accounting for less than 1% of supply to the ex-China global markets. The impact on the copper cathode market could be greater as Russia contributes about 5% to the ex-China global market with the majority of the Russian cathode being shipped to Europe.

Operations

Highland Valley Copper

Copper production of 29,700 tonnes in the first quarter was 2,900 tonnes lower than a year ago, due to lower mill throughput and copper grades, partly offset by an increase in mill recoveries. Mill throughput was impacted by unplanned maintenance during the quarter. Copper sales volumes of 35,600 tonnes in the first quarter were higher than production, as the logistics chain recovered from weather-related disruptions at the end of 2021 and inventory was drawn down.

Operating costs, before changes in inventory, in the first quarter were $193 million, or $46 million higher than a year ago. The increase was primarily due to increased consumables costs and labour costs, including a one-time labour settlement cost of $23 million associated with the new five-year collective bargaining agreement settled in January.

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Antamina

Copper production (100% basis) of 110,900 tonnes in the first quarter was 4,200 tonnes higher than a year ago, primarily due to higher mill throughput. The mix of mill feed in the quarter was 51% copper-only ore and 49% copper-zinc ore, compared with 53% copper-only ore and 47% copper-zinc ore, respectively, a year ago. Zinc production (100% basis) decreased 1,700 tonnes from a year ago to 115,100 tonnes in the first quarter.

Operating costs before changes in inventory in the first quarter were US$86 million (22.5% share), US$17 million higher than a year ago. The increase was due to higher consumables costs and higher workers' participation expense, which is the result of increased profitability.

Antamina submitted an application in mid-April for an amendment to its currently approved environment impact study (MEIA). The primary scope is to extend mine life from 2028 to 2036 by increasing storage capacities for waste and tailings in their current locations. Teck’s share of the associated capital is estimated to be US$360 million over an eight year period starting in 2023.

Carmen de Andacollo

Copper production of 10,100 tonnes in the first quarter was 2,100 tonnes lower than a year ago, primarily due to lower copper grades, as expected in the mine plan. Operating costs before changes in inventory in the first quarter of US$56 million were similar to a year ago.

Quebrada Blanca

Copper cathode production of 2,300 tonnes in the first quarter was 600 tonnes lower than a year ago. Operating costs before changes in inventory in the first quarter were US$19 million, or US$5 million higher than a year ago, as a result of higher energy and contractor costs to support the extension of cathode production.

Cost of Sales

Cost of sales was $479 million in the first quarter compared with $401 million in the same period last year. Total cash unit costs1 of product sold in the first quarter, before cash margins for by-products1, of US$1.93 per pound were US$0.20 per pound higher than the same period a year ago. This was primarily due to higher consumables costs, particularly diesel, and higher profit-based compensation. Cash margins for by-products1 were US$0.52 per pound compared with US$0.35 per pound in the same period a year ago due to substantially higher zinc prices.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

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	Three months ended March 31,
(amounts reported in US$ per pound)	2022	2021

Adjusted cash cost of sales[1]	$1.76	$1.57
Smelter processing charges	0.17	0.16
Total cash unit costs[1]	$1.93	$1.73
Cash margin for by-products[1]	(0.52)	(0.35)
Net cash unit costs[1]	$1.41	$1.38

Outlook

2022 annual guidance for our copper business unit is unchanged from our previous disclosures and is outlined in our guidance tables on pages 28 — 32. However, there continues to be upward pressure on cash unit costs primarily due to higher consumables costs and profit-based compensation.

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Development Projects

Quebrada Blanca Phase 2

Construction on QB2 continues to progress and we expect first copper from Line 1 in the fourth quarter this year, assuming no further COVID waves or other major disruptions, consistent with our previous guidance. Focus going forward is on key milestones with respect to system completion and handover.

Significant focus remains on managing COVID-19 and maintaining the extensive protocols in place to protect the health and safety of our employees, including a robust, effective and proactive vaccination and testing program across the entire workforce. Pre-screening and on-site testing have been key to our success in managing case rates at site while effectively advancing construction.

Omicron had a significant impact on workforce levels as a result of quarantine requirements and absenteeism, which exceeded 20% in some cases. We have recently seen the number of COVID-19 cases in Chile coming down from the Omicron peak earlier this year, with cases still above pre-Omicron levels. Conditions on the project have improved with absenteeism levels below 10% and we now have over 12,000 workers on site.

Our capital cost guidance remains unchanged from our previous release.

We continue to be pleased with the progress we are making and are excited about building on our construction successes to date with a focus on delivering to the project's key milestones.

Copper Growth

Teck continues to actively advance its industry-leading copper growth portfolio. The approach is driven by balancing growth and return of capital, value-focused de-risking and the optimization of funding sources.

After carefully assessing multiple configurations for the further expansion of QB beyond the construction of QB2, we have decided to pursue the next phase of development in the form of the Quebrada Blanca Mill Expansion (QBME) which will entail an increase in concentrator throughput of approximately 50%, with the addition of one identical, semi-autogenous grinding line. We believe this configuration optimizes the timeline to progress the development of this world-class orebody, while leveraging existing infrastructure to maximize capital efficiency. The QBME prefeasibility study, including all environmental baseline activities, is ongoing with completion targeted in the fourth quarter of 2022. QBME is expected to be a significant contributor to our near-term copper growth portfolio with first production targeted for 2026.

At Zafranal, for which a feasibility study has been completed, we received confirmation of SEIA admissibility and completed a comprehensive virtual public participation session in the first quarter of 2022. At San Nicolás, feasibility study work is ongoing with completion targeted in the second half of 2023. Partnering negotiations for San Nicolás are ongoing and first production is targeted for 2026. At Galore Creek, Fluor was appointed to undertake a prefeasibility study, which is ongoing with completion targeted in the first half of 2023. Strategic, technical and commercial assessments for the advancement of NuevaUnión, Mesaba and Schaft Creek are ongoing.

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ZINC BUSINESS UNIT

	Three months ended March 31,
(CAD$ in millions)	2022	2021

Zinc price (realized – US$/pound)	$1.65	$1.25
Production (000’s tonnes)
Refined zinc	69	74
Zinc in concentrate[1]	132	120
Sales (000’s tonnes)
Refined zinc	69	70
Zinc in concentrate[1]	145	104
Gross profit	$247	$125
Gross profit before depreciation and amortization[2]	$305	$171
Property, plant and equipment expenditures	$20	$28

Notes:

1.	Represents production and sales from Red Dog. Excludes co-product zinc production from our 22.5% proportionate interest in Antamina.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Performance

Gross profit from our zinc business unit was $247 million in the first quarter compared with $125 million a year ago. Gross profit increased by $122 million compared with a year ago (see table below) primarily due to higher zinc prices and a 39% increase in zinc in concentrate sales volumes, partly offset by higher royalty costs, which are tied to increased profitability at Red Dog. Zinc in concentrate sales volumes were higher than the same period last year due to the late start of the 2021 shipping season and historic weather-related delays resulting in the deferral of a portion of 2021 sales into the first quarter of 2022.

At our Red Dog Operations, zinc production in the first quarter increased by 10%, while lead production decreased by 17%, compared to a year ago. The increase in zinc production was primarily due to higher zinc grades, with lower lead grades resulting in reduced lead production. At our Trail Operations, refined zinc production was 7% lower than a year ago, primarily due to non-recurring operational challenges.

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The table below summarizes the change in gross profit in our zinc business unit for the quarter.

Gross Profit (CAD$ in millions)	Three months ended March 31,

As reported in the first quarter of 2021	$125
Increase (decrease):
Zinc price realized	149
Smelter processing charges	29
Sales volumes	47
Unit operating costs	(27)
Co-product and by-product contribution	23
Royalties	(87)
Depreciation	(12)
Net increase	$122
As reported in current quarter	$247

Property, plant and equipment expenditures in the first quarter included $20 million for sustaining capital, of which $11 million relates to our Trail Operations and $9 million relates to Red Dog.

Markets

The refined zinc market continued to strengthen during the first quarter as manufacturing, automotive, construction and infrastructure sectors all improved. Zinc prices rose to US$1.70 per pound during the first quarter compared with US$1.25 per pound in the same period year ago. In the U.S., galvanized steel production was down slightly on significantly higher imports, as U.S. galvanized steel prices continued to increase during the quarter to above US$2,000 per tonne in the mid-west. In Europe, the Russian war in Ukraine led to increased buying activity due to fears of steel supply shortages, keeping prices supported despite uncertainty over manufacturing production and energy prices. Automotive production in both regions remains under pressure due to lack of various components, which has only increased due to the conflict.

Zinc metal markets in Europe and North America remained tight through the quarter with physical premiums rising to record highs in both markets. In Europe, galvanized steel demand for the construction and renewable energy sector kept steel producer margins high in the quarter, while higher energy prices continued to affect zinc smelter production. The impact on both the zinc concentrate and zinc metal market as a result of the Russian war in Ukraine has been minimal as Russia contributes less than 1% to the ex-China market for both products. The conflict has had an impact on European zinc smelters which continued production curtailments in response to increased power prices, leading to higher zinc metal prices and premiums in the region. In North America, logistics issues and the upcoming loss of metal production from the closure of one of the Canadian zinc smelters, continued to impact metal availability. Inventories in China increased seasonally by about 120,000 tonnes on the Shanghai Futures Exchange. Imports of refined metal into China fell in the first two months of 2022 by 80% or about 70,000 tonnes. Stocks held outside of China in the LME warehouses fell 58,000 tonnes during the quarter. Record high premiums in North America and Europe are now drawing stocks out of Asian warehouses.

The tightness in the zinc concentrate market eased in the first quarter, as continued high energy prices in Europe impacted smelter production, and a historically wide price differential between domestic and imported concentrates into China kept buyers out of the spot market. Spot treatment charges moved up in

15	Teck Resources Limited 2022 First Quarter News Release

the quarter, but remained below long-term average annual terms. According to CRU Group, a research consultancy, mine production in China fell seasonally 27.9% in the quarter due to winter shutdowns, but was relatively flat over the same quarter in 2021 while Chinese smelter production grew 2.0% over the same period last year. Imports of zinc concentrates into China were up 2% year to date to February, but with recent strength in the LME zinc price against the domestic Chinese zinc price, buyers have been unwilling to enter the spot market in March, drawing down domestic concentrate inventories.

Operations

Red Dog

Zinc production increased to 131,600 tonnes in the first quarter compared with 119,700 tonnes a year ago. The increase was primarily due to higher zinc grades with higher mill recoveries offset by lower mill throughput.

Operating costs, before inventory changes, in the first quarter were US$86 million or 16% higher than a year ago due to higher consumables costs and labour costs.

Trail Operations

Refined zinc production of 68,700 tonnes in the first quarter was 5,000 tonnes lower than a year ago, primarily due to non-recurring operational challenges. Refined lead production of 18,600 tonnes in the first quarter was 1,100 tonnes lower than the same period last year.

Operating costs before changes in inventory in the first quarter were 13% higher than a year ago at $135 million, primarily due to higher energy, labour and consumables costs.

Cost of Sales

Cost of sales in our zinc business unit was $673 million in the first quarter compared with $445 million a year ago. The increase is primarily due to a 39% increase in zinc in concentrate sales volumes, substantially higher royalty costs resulting from increased profitability at Red Dog, and increased concentrate purchase costs for Trail Operations. Total cash unit costs1 of product sold in the first quarter for our zinc mining operations, before cash margins for by-products, of US$0.49 per pound were lower than a year ago primarily due to lower smelter processing charges.

	Three months ended March 31,
(amounts reported in US$ per pound)	2022	2021

Adjusted cash cost of sales[1]	$0.33	$0.31
Smelter processing charges	0.16	0.30
Total cash unit costs[1]	$0.49	$0.61
Cash margin for by-products[1]	(0.03)	(0.01)
Net cash unit costs[1]	$0.46	$0.60

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

16	Teck Resources Limited 2022 First Quarter News Release

Outlook

Our 2022 annual guidance for our zinc business unit is unchanged from our previous disclosures and is outlined in our guidance tables on pages 28 — 32.

We currently expect sales of Red Dog zinc in concentrate to be in the range of 50,000 to 70,000 tonnes in the second quarter of 2022, reflecting the normal seasonal pattern of Red Dog sales.

17	Teck Resources Limited 2022 First Quarter News Release

STEELMAKING COAL BUSINESS UNIT

	Three months ended March 31,
(CAD$ in millions)	2022	2021

Steelmaking coal price (realized US$/tonne)	$357	$131
Steelmaking coal price (realized CAD$/tonne)	$452	$166
Production (million tonnes)	5.6	5.9
Sales (million tonnes)	6.0	6.2
Gross profit	$1,780	$196
Gross profit before depreciation and amortization[1]	$2,032	$412
Property, plant and equipment expenditures	$93	$262

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Performance

Gross profit in the first quarter from our steelmaking coal business unit increased to a record $1.8 billion compared to a gross profit of $196 million a year ago (see table below). The significant increase in gross profit was driven by record high steelmaking coal prices, partly offset by higher unit operating costs and logistics issues which curtailed sales volumes in the quarter.

First quarter sales volumes of 6.0 million tonnes were lower than the same period last year and slightly below our previously disclosed guidance primarily due to the CP Rail work stoppage in late March, which resulted in a temporary stoppage of our logistics chain. The logistics chain recovery from the weather-related disruptions at the end of 2021 persisted through January.

Pricing for steelmaking coal increased significantly through the quarter, resulting in a record quarterly realized price of US$357 per tonne. Sales to our customers in China are based on the CFR China price, which was at a discount to FOB Australia price assessments during the quarter.

18	Teck Resources Limited 2022 First Quarter News Release

The table below summarizes the change in gross profit in our steelmaking coal business unit for the quarter:

Gross Profit (CAD$ in millions)	Three months ended March 31,

As reported in first quarter of 2021	$196
Increase (decrease):
Steelmaking coal price realized	1,751
Sales volumes	(12)
Operating unit costs	(82)
Transportation unit costs	(27)
Inventory write-down reversal (2021)	(10)
Depreciation	(36)
Net increase	$1,584
As reported in current quarter	$1,780

Property, plant and equipment expenditures were $93 million in the first quarter, which included $32 million associated with water projects. Capitalized stripping costs were $147 million in the first quarter compared with $83 million in the same period last year. The operations are mining in a period of planned high strip sequences which is combined with higher unit cost due to inflationary pressures, notably diesel price.

Markets

Demand for steelmaking coal increased significantly in the first quarter, supported by strong global steel production and low coal inventories. With the Russian war in Ukraine and the resulting sanctions applied to the Russian commodity trade flows, steel mills were urgently seeking alternative supply of steelmaking coal, causing a short-term price spike. In addition, due to the limited supply of pulverized coal injection (PCI) products, of which Russia supplies approximately one third of the seaborne market requirements, some steel mills increased hard coking coal (HCC) usage to maintain production levels. As a result, FOB Australia price assessments peaked around US$670 per tonne and averaged at a record high US$395 per tonne for the quarter lagged by one month, compared to US$122 per tonne in the first quarter of 2021 and US$371 in the fourth quarter of 2021. At the end of the first quarter, FOB Australia price assessments trended lower as buyers were cautious about record high price assessments and low trading volumes.

CFR China price assessments traded at a discount to FOB Australia assessments during the quarter. The CFR China discount peaked at approximately US$250 per tonne. CFR China prices decreased from an average of US$482 in the fourth quarter of 2021, to US$405 in the first quarter of 2022. Blast furnace utilization in China improved following the Beijing Olympics and with government policy supporting infrastructure investment, steelmaking coal demand is increasing. While steel and coke production are increasing, domestic coking coal production is up only slightly due to mine accidents and mine safety inspections. Steelmaking coal imports from Mongolia continue to be low as border restrictions remain in place due to COVID-19.

Operations

First quarter steelmaking coal production of 5.6 million tonnes decreased by 5% compared to the first quarter of 2021. Production was below the same period last year due to processing challenges and

19	Teck Resources Limited 2022 First Quarter News Release

curtailments early in the quarter associated with high mine inventories from weather disruptions in late 2021, as anticipated in our annual guidance.

Total material movement was 12% lower than the same period a year ago. Material movement was impacted by COVID-19 related absenteeism associated with the Omicron variant early in the year and slower than anticipated onboarding intended to offset higher absenteeism.

Our recently completed Neptune upgrade, supporting rail infrastructure and complementary port capacity, demonstrated value by helping to mitigate the impact of the major weather events that occurred late in 2021. The ability to recover deferred sales after these events, combined with maximizing throughput at a structurally lower cost allows us to capture higher margins and sales in a high price environment.

Cost of Sales

Cost of sales was $986 million in the first quarter compared with $851 million in the first quarter last year. The increase in cost of sales was primarily due to the effects of continued inflationary cost pressures on our key cost inputs including substantially higher diesel prices, as well as profit-based compensation. These items, combined with the effect of the lower production levels, resulted in adjusted site cash cost of sales1 of $77 per tonne in the first quarter compared with $63 per tonne a year ago.

Transportation costs in the first quarter were $46 per tonne compared to $41 per tonne for the same quarter last year. As anticipated, first quarter demurrage costs were elevated as a result of the major weather events that occurred late in 2021, which disrupted our logistics network and increased vessel wait times. Additionally, fuel surcharges increased rail costs as WTI oil prices were 63% higher than the same period last year. These increases were partially offset by lower port costs delivered by our recently completed Neptune upgrade project.

The tables below report the components of our unit costs in Canadian and equivalent U.S. dollars.

	Three months ended March 31,
(amounts reported in CAD$ per tonne)	2022	2021

Adjusted site cash cost of sales[1]	$77	$63
Transportation costs	46	41
Inventory write-down (reversals)	—	(2)
Unit costs[1]	$123	$102

	Three months ended March 31,
(amounts reported in US$ per tonne)	2022	2021

Adjusted site cash cost of sales[1]	$61	$49
Transportation costs	36	33
Inventory write-down (reversals)	—	(2)
Unit costs[1]	$97	$80

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

20	Teck Resources Limited 2022 First Quarter News Release

Our total cost of sales for the quarter also included a $16 per tonne charge for the amortization of capitalized stripping costs and $26 per tonne for other depreciation.

Outlook

Our recently upgraded logistics network has demonstrated its capability to handle increased volumes. We expect sales of 6.3 to 6.7 million tonnes in the second quarter of 2022, as we capture deferred sales from the previous two quarters. We continue to target to draw down our mine clean coal inventories to support increased sales through the second quarter.

We expect the production challenges in the first quarter to be difficult to recover from later in the year due to planned maximized use of our processing facilities, resulting in anticipated annual production in the lower half of our previously disclosed 24.5 to 25.5 million tonne guidance range. We are actively working to address the processing challenges, including enhancements to be implemented during the annual maintenance outages in the second quarter. The lower first quarter production is not expected to impact annual sales volumes as we are targeting to reduce high clean coal inventories by the middle of the year, and we are expecting higher production rates in the second half of the year. We continue to evaluate and implement opportunities and mitigations to increase production and offset the effects of COVID-19 related absenteeism and a tighter labour market.

21	Teck Resources Limited 2022 First Quarter News Release

We now expect 2022 adjusted site cash cost of sales1 to be between $79 and $83 per tonne, compared to our previously disclosed guidance of $72 to $77 per tonne. The increase in guidance is primarily due to higher diesel prices and sustained inflationary cost pressures which have increased the cost of key inputs at our operations, increasing our unit costs. In addition, significantly higher steelmaking coal prices have also resulted in increased profit-based compensation, which impacts our unit costs, but to a lesser extent.

Overall, the primary cost increases are not related to key mining drivers such as mine productivity and strip ratio, which remain relatively stable. In addition, the increased costs expected for 2022 are more than offset by continued strong steelmaking coal prices and some of the cost increase is directly related to increased prices.

Our transportation unit cost guidance for 2022 is unchanged at between $43 and $46 per tonne. Although rail related diesel surcharges and continued inflationary conditions are responsible for general increases in transportation costs, lower than anticipated first quarter demurrage costs have partially offset these increases. Consistent with our previous disclosure, first quarter transportation costs were expected to be the highest, with transportation unit costs decreasing throughout the remainder of the year as the supply chain recovers from the major weather events that occurred late in 2021.

Our sustaining and growth capital expenditures guidance for 2022 is unchanged at $785 million.

We expect capitalized stripping costs to be approximately $530 million in 2022, up $50 million from our previously disclosed guidance of $480 million, reflecting inflationary mining cost pressures in 2022.

Elk Valley Water Management Update

We continue to implement the water quality management measures required by the Elk Valley Water Quality Plan (the Plan). The Plan establishes short-, medium- and long-term water quality targets for selenium, nitrate, sulphate and cadmium to protect the environment and human health.

Our 2022 priorities include the full capacity ramp up of the two facilities at Fording River that were completed in the fourth quarter of 2021. In addition, we are developing the Line Creek South Pit Saturated Rock Fill (SRF), and we still expect completion of the Fording River North SRF Phase II expansion by the end of the year, which will bring capacity of the facility up to 30 million litres per day.

There is no change to our 2022 guidance on water-related spending. We expect capital spending of approximately $280 million in 2022 on water treatment (AWTFs and SRFs), water management (source control, calcite management and tributary management) and the incremental measures required under the October 2020 Direction issued by Environment and Climate Change Canada (the Direction). By the end of 2022, we will have capacity to treat approximately 77.5 million litres of water per day, a four-fold increase from our treatment capacity in 2020.

With this capacity, we expect to achieve one of the primary objectives of the Plan: stabilizing and reducing the selenium trend in the Elk Valley while sustaining mining activities.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

22	Teck Resources Limited 2022 First Quarter News Release

Between 2022 and 2024, we continue to plan to invest between $650 and $750 million of capital on water treatment, water management and incremental measures associated with the Direction. The continued investment in water treatment will further increase our treatment capacity to 90 million litres per day and will be achieved through the development of SRFs.

Final costs of implementing the Plan and other water quality initiatives will depend in part on the technologies applied, on regulatory developments and on the results of ongoing environmental monitoring and modelling. The timing of expenditures will depend on resolution of technical issues, permitting timelines and other factors. Certain cost estimates are based on limited engineering and the feasibility of certain measures has not yet been confirmed. Implementation of the Plan also requires additional operating permits. We expect that, in order to maintain water quality, some form of water treatment will continue for an indefinite period after mining operations end. The Plan contemplates ongoing monitoring to ensure that the water quality targets set out in the Plan are in fact protective of the environment and human health, and provides for adjustments if warranted by monitoring results. Proposed amendments to the Plan are under discussion with provincial regulators and First Nations. The state of Montana has adopted a water quality standard for the Koocanusa Reservoir downstream of our mining operations that establishes a selenium standard that may not be achievable with existing technology. We are taking steps to challenge this standard. Ongoing monitoring, as well as our continued research into treatment technologies, could reveal unexpected environmental impacts, technical issues or advances associated with potential treatment technologies that could substantially increase or decrease both capital and operating costs associated with water quality management, or that could materially affect our ability to permit mine life extensions in new mining areas.

ENERGY BUSINESS UNIT

Fort Hills1

	Three months ended March 31,
(CAD$ in millions)	2022	2021

Western Canadian Select (US$/bbl)	$79.76	$45.37
Blended bitumen price (realized US$/bbl)	$81.53	$47.58
Bitumen price (realized CAD$/bbl)	$92.80	$49.59
Operating netback (CAD$/bbl)[2]	$40.66	$(6.50)
Production (million bitumen barrels)	3.1	1.8
Production (average barrels per day)	34,433	20,059
Sales (million blended bitumen barrels)	4.2	2.3
Gross profit (loss)	$90	$(33)
Gross profit (loss) before depreciation and amortization[2]	$124	$(13)

Performance

Gross profit was $90 million in the first quarter compared with a gross loss of $33 million a year ago. The improvement in gross profit was primarily due to a significant increase in global benchmark crude oil prices, including Western Canadian Select (WCS).

23	Teck Resources Limited 2022 First Quarter News Release

Our 21.3% share of bitumen production from Fort Hills increased by 72% in the first quarter to 34,433 barrels per day compared to the same period in 2021. In the fourth quarter last year, bitumen production was ramped up to two train production. Despite some weather challenges early in the quarter, our bitumen production in the first quarter was within our annual production guidance of 33,000 to 39,400 barrels per day.

Cost of sales in the first quarter was $326 million compared with $196 million a year ago. Higher costs are reflective of the ramp-up to a two train operation, as well as higher natural gas and diesel costs. An increase in NYMEX WTI prices also impacted costs for diluent required for blending with the bitumen. Adjusted operating costs2 were $36.61 per barrel in the first quarter compared with $40.68 per barrel in the same period last year.

Notes:

1.	Fort Hills figures presented at our ownership interest of 21.3%.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

24	Teck Resources Limited 2022 First Quarter News Release

The table below summarizes the change in gross profit in our energy business unit for the quarter:

Gross Profit (Loss) (CAD$ in millions)	Three months ended March 31,

As reported in first quarter of 2021	$(33)
Increase (decrease):
Bitumen price realized	132
Bitumen sales volumes	12
Unit operating costs	13
Royalties	(15)
Transportation costs and other	(5)
Depreciation	(14)
Net increase	$123
As reported in current quarter	$90

In line with our plan, our share of Fort Hills’ capital expenditures for the first quarter was $30 million.

Markets

Our blended bitumen price realizations are influenced by the calendar month average NYMEX West Texas Intermediate crude oil price (NYMEX WTI) and Canadian heavy crude oil differentials at Hardisty and the U.S. Gulf Coast for WCS. Price realizations are also marginally affected by the specific quality of our blended bitumen.

In the first quarter, NYMEX WTI averaged US$94.29 per barrel, a 63% increase compared to the same period last year of US$57.84 per barrel. The WCS price for Hardisty deliveries of blended bitumen were indexed at an average of the NYMEX WTI price less US$14.53 per barrel for a WCS blend value of US$79.76 per barrel, 76% higher than the WCS blend value of US$45.37 per barrel in the first quarter last year. U.S. Gulf Coast deliveries were priced at an average of NYMEX WTI less US$5.02 per barrel, for a WCS blend value of US$89.27 per barrel in this quarter compared to WCS blend value of US$55.97 per barrel in the same period last year.

Crude oil prices were higher in the first quarter of 2022 with NYMEX WTI prices trading between US$76.08 and US$123.70 per barrel. Prices were supported by low global inventories, improving demand and concerns of supply disruptions of Russian exports. Compared to the first quarter of 2021, differentials for Canadian heavy blends widened primarily due to reduced market access from the Trans Mountain pipeline outage, increasing oil inventories in Western Canada and pressure on the U.S. Gulf Coast market from announced sour crude releases from the U.S. Strategic Petroleum Reserve. We expect differentials to stabilize through 2022 as market access constraints have been relieved by the Enbridge Line 3 expansion which entered service in October 2021.

25	Teck Resources Limited 2022 First Quarter News Release

Operating Netback

The table below summarizes our Fort Hills operating netback:

	Three months ended March 31,
(Amounts reported in CAD$ per barrel of bitumen sold)	2022	2021

Bitumen price realized[2]	$92.80	$49.59
Crown royalties[3]	(5.29)	(0.88)
Transportation costs for FRB[4]	(10.24)	(14.53)
Adjusted operating costs1 5	(36.61)	(40.68)
Operating netback[1]	$40.66	$(6.50)

Notes:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	Bitumen price realized represents the realized petroleum revenue (blended bitumen sales revenue) net of diluent expense, expressed on a per barrel basis. Blended bitumen sales revenue represents revenue from our share of the heavy crude oil blend known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB), sold at the Hardisty and U.S. Gulf Coast market hubs. FRB is comprised of bitumen produced from the Fort Hills oil sands mining and processing operations blended with purchased diluent. The cost of blending is affected by the amount of diluent required and the cost of purchasing, transporting and blending the diluent. A portion of diluent expense is effectively recovered in the sales price of the blended product. Diluent expense is also affected by Canadian and U.S. benchmark pricing and changes in the value of the Canadian dollar relative to the U.S. dollar.
3.	The royalty rate applicable to pre-payout oil sands operations starts at 1% of gross revenue and increases for every dollar by which the WTI crude oil price in Canadian dollars exceeds $55 per barrel, to a maximum of 9% when the WTI crude oil price is $120 per barrel or higher. Fort Hills is currently in the pre-payout phase.
4.	Transportation costs represent pipeline and storage costs downstream of the East Tank Farm blending facility. We use various pipeline and storage facilities to transport and sell our blend to customers throughout North America. Sales to the U.S. markets require additional transportation costs, but realize higher selling prices.
5.	Adjusted operating costs represent the costs to produce a barrel of bitumen from the Fort Hills mining and processing operation and exclude inventory write-downs.

Outlook

There is a 20-day planned maintenance outage in the second quarter and we expect production to decrease to one-train during this period. We continue to expect Fort Hills to operate at an average utilization rate of 90% in 2022. As such, we expect our share of annual production from Fort Hills to be within our previously disclosed annual guidance of 33,000 to 39,400 barrels per day in 2022.

Adjusted operating costs are expected to continue to decrease throughout the year. However, we are seeing cost pressures from increase in natural gas and diesel prices. We now expect adjusted operating costs for 2022 to be in the range of $28 to $32 per barrel, compared to our previously disclosed guidance of $26 to $30 per barrel.

26	Teck Resources Limited 2022 First Quarter News Release

RACE21TM

RACE21TM continues to have significant benefits across our company, including helping to offset the inflationary impacts that Teck and the rest of the industry are experiencing. Numerous new initiatives are being implemented, ongoing initiatives are being scaled across the company, and the resulting improvements are being embedded in operating plans and budgets.

OTHER OPERATING INCOME AND EXPENSES

Other operating income, net of other expenses, was $117 million in the first quarter compared with $27 million a year ago. Significant items in the quarter included $181 million of positive pricing adjustments and a gain of $83 million relating to an increase in the rates used to discount our decommissioning and restoration provisions for closed operations. This was partly offset by $28 million of take or pay contract costs and $110 million of share-based compensation expense relating to the impact of an increase in our share price on the valuation of our share units.

The table below outlines our outstanding receivable positions, which are valued using provisional prices at December 31, 2021 and March 31, 2022.

	Outstanding at		Outstanding at
	March 31, 2022		December 31, 2021
(payable pounds in millions)	Pounds	US$/lb.	Pounds	US$/lb.

Copper	191	4.71	156	4.42
Zinc	154	1.91	175	1.62

Our finance expense includes the interest expense on our debt, on advances to QBSA from SMM/SC and on lease liabilities, letters of credit and standby fees, interest components of our pension obligations and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against our development projects. Our finance expense of $51 million in the first quarter was consistent with the same period last year.

Our non-operating expense was $82 million in the first quarter compared with $51 million in the same period last year. Significant items in the quarter included a $12 million foreign exchange gain and a $99 million loss on changes to the carrying value of the financial liability for the preferential dividend stream to ENAMI. The carrying value of this financial liability is most significantly affected by copper prices and the interest rate on the subordinated loans provided by us and SMM/SC to QBSA, which affect when QBSA repays the loans.

Income Taxes

Provision for income and resource taxes was $892 million, or 36% of pre-tax profit. This rate is higher than the Canadian statutory income tax rate of 27% mainly as a result of resource taxes and higher taxes in some foreign jurisdictions.

For the full year, we expect our effective tax rate to be in the range of 35% — 37%, based on our current expectations regarding commodity prices and sales by jurisdiction.

27	Teck Resources Limited 2022 First Quarter News Release

We have been subject to both cash income and resource taxes in all foreign jurisdictions and only cash resource taxes in Canada. Starting this quarter, we are now also subject to cash income taxes in Canada. Based on tax instalment rules and on income inclusion timing rules related to the partnerships through which our Canadian steelmaking coal and copper operations are held, Canadian income tax payments associated with our 2022 earnings may be deferred until February 2023 and in part, to February 2024.

28	Teck Resources Limited 2022 First Quarter News Release

FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity remains strong. Our debt position, net debt, and credit ratios are summarized in the table below:

	March 31,		December 31,
	2022		2021

Term notes	$3,328		$3,478
QB2 US$2.5 billion limited recourse project finance facility	2,458		2,252
Lease liabilities	548		547
Antamina credit facilities	225		176
Less unamortized fees and discounts	(91)		(89)
Debt (US$ in millions)	$6,468		$6,364

Debt (Canadian $ equivalent)[1] (A)	$8,082		$8,068
Less cash balances	(2,465)		(1,427)
Net debt[2] (B)	$5,617		$6,641
Equity (C)	$24,971		$23,773
Net-debt to net-debt-plus-equity ratio[2] (B/(B+C))	18%		22%
Net debt to adjusted EBITDA ratio[2]	0.6	x	1.0	x
Weighted average coupon rate on the term notes	5.5%		5.5%

Notes:

1.	Translated at period end exchange rates
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Our liquidity was $8.0 billion as at April 26, 2022.

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit. Our US$4.0 billion committed credit facility is a sustainability-linked facility, which involves pricing adjustments that are aligned with our sustainability performance and strategy. Our sustainability performance over the term of the facility is measured by Green House Gas (GHG) intensity, percentage of women in Teck's workforce and safety. This facility does not contain an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition. The only financial covenant under our bank agreements is a requirement for our adjusted net debt to capitalization ratio not to exceed 60%. That ratio was 18% at March 31, 2022.

In July 2021, Antamina entered into a US$1.0 billion loan agreement that matures in July 2026. The loan was fully drawn at the end of the quarter and our 22.5% share was US$225 million. The loan is non-recourse to us and the other Antamina owners.

We also have various other uncommitted credit facilities, standby letters of credit and surety bonds that mostly secure our reclamation obligations. The amounts issued under these facilities totaled approximately $3.1 billion at March 31, 2022. We may be required to post additional security in respect of reclamation at our sites in future periods as additional land is disturbed, regulatory requirements change or closure plans are updated

29	Teck Resources Limited 2022 First Quarter News Release

On January 18, 2022, we redeemed US$150 million of our maturing 4.75% term notes.

Operating Cash Flow

Cash flow from operations in the first quarter was $2.3 billion compared with $585 million a year ago, reflecting the positive impact of substantially higher commodity prices, most significantly steelmaking coal.

During the first quarter, changes in working capital items resulted in a use of cash of $606 million primarily relating to an increase in accounts receivable at our steelmaking coal and base metals operations due to the timing of sales and higher commodity prices in the period. This compares with a use of cash of $326 million a year ago.

Investing Activities

Expenditures on property, plant and equipment were $867 million in the first quarter, including $654 million for the QB2 project and $186 million on sustaining capital. The largest components of sustaining expenditures were $82 million at our steelmaking coal operations, $19 million at Antamina and $30 million at Fort Hills.

Capitalized production stripping costs were $233 million in the first quarter compared with $134 million a year ago. The majority of this represents the advancement of pits for future production at our steelmaking coal operations. Capitalized production stripping costs in the first quarter were higher than a year ago as a number of development mining areas transitioned from sustaining pre-production capital to early stages of operations.

The table below summarizes our year-to-date capital spending for 2022:

($ in millions)	Sustaining	Growth[1]	QB2 Project	Sub-total	Capitalized Stripping	Total

Copper	$51	$15	$654	$720	$63	$783
Zinc	20	—	—	$20	23	$43
Steelmaking coal	82	11	—	$93	147	$240
Energy	30	1	—	$31	—	$31
Corporate	3	—	—	$3	—	$3
	$186	$27	$654	$867	$233	$1,100

Note:

1.	RACE capital expenditures included in growth totals $15 million and is allocated $4 million to copper and $11 million to steelmaking coal.

Financing Activities

Debt proceeds on the US$2.5 billion limited recourse project financing facility to fund the development of the QB2 project were $260 million in the first quarter. The US$2.5 billion QB2 limited recourse project financing facility was fully drawn in April 2022. In the first quarter, we redeemed our US$150 million, 4.75% notes at maturity for $187 million plus accrued interest.

Interest and various finance fees and charges paid in the first quarter were $111 million, similar to a year ago.

30	Teck Resources Limited 2022 First Quarter News Release

In the first quarter, we paid $337 million in respect of our regular base quarterly dividend of $0.125 per share and a supplemental dividend of $0.50 per share. We have purchased approximately 2.0 million Class B subordinate voting shares under our normal course bid for $100 million, of which 1.8 million Class B subordinate voting shares or $90 million was completed in the first quarter of 2022.

FINANCIAL RISK MANAGEMENT

The sales of our products are denominated in U.S. dollars while a significant portion of our expenses and capital expenditures are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at March 31, 2022, $1.2 billion of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Continued uncertainty in global markets arising from the Russian war in Ukraine, macroeconomic outlook and government policy changes, including interest rates, tariffs and the potential for trade disputes, may have a significant positive or negative effect on the prices of the various products we produce.

We remain confident in the longer-term outlook for our major commodities, however, the extent, duration and impacts that COVID-19 and the Russian war in Ukraine may have on demand and prices for our commodities, on our suppliers and employees and on global financial markets in the future are uncertain and could be material.

Commodity Prices and Sensitivities

Commodity prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of ore reserves, difficulties in finding new ore bodies, the permitting processes, the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation may continue to have a moderating effect on the growth in future production for the industry as a whole, although current high commodity prices can be expected to generate a supply response over time.

31	Teck Resources Limited 2022 First Quarter News Release

The sensitivity of our annualized profit attributable to shareholders and EBITDA6 to changes in the Canadian/U.S. dollar exchange rate and commodity prices, before pricing adjustments, based on our current balance sheet, our 2022 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.25, is as follows:

	2022 Mid-Range Production Estimates[1]	Changes	Estimated Effect of Change On Profit Attributable to Shareholders[2] ($ in millions)	Estimated Effect on EBITDA2 6 ($ in millions)
US$ exchange		CAD$0.01	$98	$153
Copper (000's tonnes)	281.5	US$0.01/lb	$4	$7
Zinc (000's tonnes)[3]	925.0	US$0.01/lb	$9	$12
Steelmaking coal (million tonnes)	25.0	US$1/tonne	$18	$28
WCS (million bbl)[4]	13.2	US$1/bbl	$12	$16
WTI[5]		US$1/bbl	$8	$11

Notes:

1.	All production estimates are subject to change based on market and operating conditions.
2.	The effect on our profit attributable to shareholders and on EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of profit and EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.
3.	Zinc includes 277,500 tonnes of refined zinc and 647,500 tonnes of zinc contained in concentrate.
4.	Bitumen volumes from our energy business unit.
5.	Our WTI oil price sensitivity takes into account our interest in Fort Hills for respective change in revenue, partially offset by the effect of the change in diluent purchase costs as well as the effect on the change in operating costs across our business units, as our operations use a significant amount of diesel fuel.
6.	This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives that are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are marketable securities, metal-related forward contracts including those embedded in our silver and gold streaming agreements, QB2 variable consideration to IMSA and settlements receivable and payable. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

GUIDANCE

There has been no change in our previously issued annual guidance, outlined in summary below, except for our annual steelmaking coal unit cost, bitumen unit costs and steelmaking coal capitalized stripping guidance.

32	Teck Resources Limited 2022 First Quarter News Release

Production Guidance

The table below shows our share of production of our principal products for 2021, our guidance for production for 2022 and for the following three years.

Units in 000’s tonnes (excluding steelmaking coal, molybdenum and bitumen)	2021	Previous Guidance 2022	Change	Current Guidance 2022	Previous Three-Year Guidance 2023 – 2025	Change	Current Guidance 2023 – 2025

PRINCIPAL PRODUCTS

Copper1 2 3
Highland Valley Copper	130.8	127 – 133	—	127 – 133	130 – 160	—	130 – 160
Antamina	100.2	91 – 96	—	91 – 96	90 – 95	—	90 – 95
Carmen de Andacollo	44.8	45 – 50	—	45 – 50	50 – 60	—	50 – 60
Quebrada Blanca [5]	11.5	10 – 11	—	10 – 11	245 – 300	—	245 – 300
	287.3	273 – 290	—	273 – 290	515 – 615	—	515 – 615
Zinc1 2 4
Red Dog	503.4	540 – 570	—	540 – 570	510 – 550	—	510 – 550
Antamina	104.0	90 – 95	—	90 – 95	80 – 100	—	80 – 100
	607.4	630 – 665	—	630 – 665	590 – 650	—	590 – 650
Refined zinc
Trail Operations	279.0	270 – 285	—	270 – 285	295 – 315	—	295 – 315

Steelmaking coal (million tonnes)	24.6	24.5 – 25.5	—	24.5 – 25.5	26.0 – 27.0	—	26.0 – 27.0

Bitumen (million barrels)[2]
Fort Hills	7.3	12.0 – 14.4	—	12.0 – 14.4	14.0	—	14.0

OTHER PRODUCTS

Lead[1]
Red Dog	97.4	80 – 90	—	80 – 90	85 – 95	—	85 – 95

Molybdenum (million pounds)1 2
Highland Valley Copper	1.1	0.8 – 1.3	—	0.8 – 1.3	3.0 – 5.0	—	3.0 – 5.0
Antamina	1.1	1.8 – 2.2	—	1.8 – 2.2	3.0 – 4.0	—	3.0 – 4.0
Quebrada Blanca [5]	—	—	—	—	4.0 – 13.0	—	4.0 – 13.0
	2.2	2.6 – 3.5	—	2.6 – 3.5	10.0 – 22.0	—	10.0 – 22.0

Notes:

1.	Metal contained in concentrate.
2.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% and 21.3% of production and sales from Antamina and Fort Hills, respectively, representing our proportionate ownership interest in these operations.
3.	Copper production includes cathode production at Quebrada Blanca and Carmen de Andacollo.
4.	Total zinc includes co-product zinc production from our 22.5% proportionate interest in Antamina.
5.	2022 guidance excludes production from Quebrada Blanca concentrate production. Three-year guidance 2023 —2025 includes Quebrada Blanca concentrate production.

33	Teck Resources Limited 2022 First Quarter News Release

Sales Guidance

The table below shows our sales for the last quarter and our sales guidance for the next quarter for selected primary products.

	Q1 2022	Guidance Q2 2022
Zinc (000’s tonnes)[1]
Red Dog	145	50 - 70
Steelmaking coal (million tonnes)	6.0	6.3 - 6.7

Note:

1.	Metal contained in concentrate.

Unit Cost Guidance

The table below shows our 2021 unit costs and our 2022 unit cost guidance for selected products.

	2021	Previous Guidance 2022	Change	Guidance 2022

Copper[1]
Total cash unit costs[4] (US$/lb.)	$1.80	1.85 - 1.95	—	1.85 – 1.95
Net cash unit costs1 4 (US$/lb.)	$1.39	1.40 - 1.50	—	1.40 – 1.50

Zinc[2]
Total cash unit costs[4] (US$/lb.)	$0.56	0.48 - 0.53	—	0.48 – 0.53
Net cash unit costs3 4 (US$/lb.)	$0.30	0.32 - 0.38	—	0.32 – 0.38

Steelmaking coal
Adjusted site cash cost of sales[4] (CAD$/tonne)	$65	72 - 77	7-6	79 – 83
Transportation costs (CAD$/tonne)	$44	43 - 46	—	43 – 46

Bitumen
Adjusted operating costs[4] (CAD$/barrel)	$47.89	26 - 30	2-2	28 – 32

Notes:

1.	Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper net cash unit costs include adjusted cash cost of sales and smelter processing charges, less cash margins for by-products including co-products. Guidance for 2022 assumes a zinc price of US$1.35 per pound, a molybdenum price of US$17.00 per pound, a silver price of US$22 per ounce, a gold price of US$1,700 per ounce and a Canadian/U.S. dollar exchange rate of $1.27.
2.	Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc net cash unit costs are mine costs including adjusted cash cost of sales and smelter processing charges, less cash margins for by-products. Guidance for 2022 assumes a lead price of US$0.95 per pound, a silver price of US$22 per ounce and a Canadian/U.S. dollar exchange rate of $1.27. By-products include both by-products and co-products.
3.	After co-product and by-product margins.
4.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

34	Teck Resources Limited 2022 First Quarter News Release

Capital Expenditure Guidance

The table below shows our capital expenditures for 2021 and our capital expenditures guidance for 2022.

(Teck’s share in CAD$ millions)	2021	Previous Guidance 2022	Change	Guidance 2022
Sustaining
Copper	$184	$340	$—	$340
Zinc	154	190	—	190
Steelmaking coal[1]	475	750	—	750
Energy	80	140	—	140
Corporate	10	5	—	5
	$903	$1,425	$—	$1,425
Growth[2]
Copper[3]	$103	$235	$—	$235
Zinc	14	35	—	35
Steelmaking coal	440	35	—	35
Corporate	3	—	—	—
Energy	3	—	—	—
	$563	$305	$—	$305
Total
Copper	$287	$575	$—	$575
Zinc	168	225	—	225
Steelmaking coal	915	785	—	785
Energy	83	140	—	140
Corporate	13	5	—	5
	$1,466	$1,730	$—	$1,730
QB2 capital expenditures	$2,580	$2,200 - 2,500	$—	$2,200 - 2,500
Total before SMM and SC contributions	$4,046	$3,930 - 4,230	$—	$3,930 - 4,230
Estimated SMM and SC contributions to capital expenditures	(401)	(630) - (730)	—	(630) - (730)
Estimated QB2 project financing draw to capital expenditures	(1,376)	(315)	—	(315)
Total, net of partner contributions and project financing	$2,269	$2,985 - 3,185	$—	$2,985 - 3,185

Notes:

1.	Steelmaking coal 2022 sustaining capital guidance includes $280 million of water treatment capital. 2021 includes $226 million of water treatment capital.
2.	Growth capital expenditures include RACE capital expenditures for 2022 of $50 million, of which $10 million relates to copper, $5 million relates to zinc, $35 million relates to steelmaking coal.
3.	Copper growth capital guidance for 2022 includes studies for HVC 2040, Antamina, QBME, Zafranal, San Nicolás and Galore Creek. Copper sustaining capital guidance for 2022 includes Quebrada Blanca concentrate operations.

We continue to expect our 2023 capital expenditures to decrease by approximately $2 billion compared to our planned 2022 capital expenditures.

35	Teck Resources Limited 2022 First Quarter News Release

Capital Expenditure Guidance – Capitalized Stripping

(Teck's share in CAD$ millions)	2021	Previous 2022 Guidance	Change	Current 2022 Guidance
Copper	$207	$250	$—	$250
Zinc	91	90	—	$90
Steelmaking coal	369	480	50	$530
	$667	$820	$50	$870

QUARTERLY PROFIT (LOSS) AND CASH FLOW

	2022	2021				2020
(in millions, except for share data)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenue	$5,032	$4,406	$3,970	$2,558	$2,547	$2,560	$2,291	$1,720	$2,377
Gross profit	2,568	2,076	1,662	689	654	505	291	139	398
Profit (loss) attributable to shareholders	1,571	1,487	816	260	305	(464)	61	(149)	(312)
Basic earnings (loss) per share	$2.93	$2.79	$1.53	$0.49	$0.57	$(0.87)	$0.11	$(0.28)	$(0.57)
Diluted earnings (loss) per share	$2.87	$2.74	$1.51	$0.48	$0.57	$(0.87)	$0.11	$(0.28)	$(0.57)
Cash flow from operations	$2,323	$2,098	$1,480	$575	$585	$594	$390	$300	$279

AREA OF JUDGMENT AND CRITICAL ACCOUNTING ESTIMATES

In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in our financial statements include the assessment of impairment and impairment reversal indicators, the determination of the available for use date for property, plant and equipment, accounting for joint arrangements, streaming transactions and the accounting for income taxes. In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. Sources of estimation uncertainty include estimates used to determine the recoverable amounts of long-lived assets, recoverable reserves and resources, the provision for income taxes and the related deferred tax assets and liabilities and the valuation of other assets and liabilities including decommissioning and restoration provisions. These areas of judgment and critical accounting estimates are consistent with those reported in our 2021 annual consolidated financial statements and Management's Discussion and Analysis.

ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING DEVELOPMENTS

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform – Phase

36	Teck Resources Limited 2022 First Quarter News Release

In August 2020, the IASB issued amendments to IFRS 9, Financial Instruments (IFRS 9), IAS 39, Financial Instruments: Recognition and Measurement (IAS 39), IFRS 7, Financial Instruments: Disclosures (IFRS 7), IFRS 4, Insurance Contracts (IFRS 4) and IFRS 16, Leases (IFRS 16) as a result of Phase 2 of the IASB’s Interest Rate Benchmark Reform project. The amendments address issues arising in connection with reform of benchmark interest rates including the replacement of one benchmark rate with an alternative one. The amendments were effective January 1, 2021.

As at March 31, 2022, these amendments did not affect our financial statements, as we have not yet transitioned any agreements that are exposed to USD London Interbank Offered Rate (LIBOR) to an alternative benchmark interest rate. Language was included in our sustainability-linked revolving credit facility when we extended its maturity in 2021, which references the Term Secured Overnight Financing Rate (Term SOFR) as the replacement rate for LIBOR. Term SOFR was formally recommended by the Alternative Reference Rates Committee (a committee convened by the U.S. Federal Reserve Board) as the recommended fallback for LIBOR based loans. Term SOFR is expected to be economically equivalent to LIBOR, allowing for use of the practical expedient under IFRS 9. We continue to work with our lenders on the replacement of the affected rates for our other significant financial instruments, which is not expected to result in a significant change in our interest rate risk management strategy or our interest rate risk. Our sustainability-linked revolving credit facility, QB2 project financing facility, Compañía Minera Antamina S.A. (Antamina) loan agreement and QB2 advances from Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC) are our most significant financial instruments that are exposed to LIBOR. These financial instruments are based on LIBOR settings that are currently scheduled to cease publication after June 30, 2023. We will continue to monitor developments on alternative benchmark interest rates and we expect to transition to alternative rates as widespread market practice is established.

Property, Plant and Equipment – Proceeds Before Intended Use

We adopted the amendments to IAS 16, Property, Plant and Equipment on January 1, 2022 with retrospective application. The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related costs in profit (loss). On adoption, these amendments did not affect our financial results. We expect these amendments to have an effect on the accounting related to the sale of products during the commissioning phase of QB2.

Amendments to IAS 1 – Presentation of Financial Statements

In January 2020, the IASB issued amendments to IAS 1, Presentation of Financial Statements to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least twelve months at the end of the reporting period. The amendments are effective January 1, 2023 with early adoption permitted. Retrospective application is required on adoption. We do not expect these amendments to have a material effect on our financial statements.

37	Teck Resources Limited 2022 First Quarter News Release

OUTSTANDING SHARE DATA

As at April 26, 2022, there were 531.7 million Class B subordinate voting shares (Class B shares) and 7.8 million Class A common shares outstanding. In addition, there were approximately 18.1 million share options outstanding with exercise prices ranging between $5.34 and $45.64 per share. More information on these instruments and the terms of their conversion is set out in Note 24 of our 2021 audited financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in our internal controls during the quarter ended March 31, 2022 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

38	Teck Resources Limited 2022 First Quarter News Release

REVENUE AND GROSS PROFIT (LOSS)

Our revenue and gross profit (loss) by business unit are summarized in the tables below:

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2022	2021

REVENUE
Copper
Highland Valley Copper	$444	$337
Antamina	360	288
Carmen de Andacollo	97	112
Quebrada Blanca	29	30
	930	767

Zinc
Trail Operations	584	461
Red Dog	524	237
Other	3	2
Intra-segment revenue	(191)	(130)
	920	570

Steelmaking coal	2,766	1,047

Energy	416	163
TOTAL REVENUE	$5,032	$2,547

GROSS PROFIT (LOSS)
Copper
Highland Valley Copper	$200	$161
Antamina	214	161
Carmen de Andacollo	25	34
Quebrada Blanca	12	10
	451	366

Zinc
Trail Operations	14	22
Red Dog	236	100
Other	(3)	3
	247	125

Steelmaking coal	1,780	196

Energy	90	(33)
TOTAL GROSS PROFIT	$2,568	$654

39	Teck Resources Limited 2022 First Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by business unit is summarized in the tables below:

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2022	2021

OPERATING COSTS
Copper
Highland Valley Copper	$185	$126
Antamina	78	64
Carmen de Andacollo	53	59
Quebrada Blanca	16	19
	332	268

Zinc
Trail Operations	145	127
Red Dog	75	56
Other	6	(1)
	226	182

Steelmaking coal	459	379

Energy	112	68
Total operating costs	$1,129	$897

TRANSPORTATION COSTS
Copper
Highland Valley Copper	$13	$9
Antamina	12	7
Carmen de Andacollo	5	6
Quebrada Blanca	—	—
	30	22

Zinc
Trail Operations	35	33
Red Dog	38	20
	73	53

Steelmaking coal	275	256

Energy	31	29
Total transportation costs	$409	$360

40	Teck Resources Limited 2022 First Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2022	2021

RAW MATERIAL PURCHASES
Zinc concentrate purchases
Trail Operations	$370	$258
Intra-segment purchases	(191)	(130)
	179	128
Energy (diluent and non-proprietary blend purchases)	149	79
Total raw material purchases	$328	$207

ROYALTY COSTS
Copper
Antamina	$12	$15

Zinc
Red Dog	137	36

Steelmaking coal	—	—
Total royalty costs	$149	$51

DEPRECIATION AND AMORTIZATION
Copper
Highland Valley Copper	$46	$41
Antamina	44	41
Carmen de Andacollo	14	13
Quebrada Blanca	1	1
	105	96
Zinc
Trail Operations	20	21
Red Dog	38	25
	58	46
Steelmaking coal	252	216

Energy	34	20
Total depreciation and amortization	$449	$378
TOTAL COST OF SALES	$2,464	$1,893

41	Teck Resources Limited 2022 First Quarter News Release

CAPITALIZED STRIPPING COSTS

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2022	2021

Copper
Highland Valley Copper	$35	$21
Antamina	27	19
Carmen de Andacollo	1	2
	63	42

Zinc
Red Dog	23	9

Steelmaking coal	147	83
Total	$233	$134

42	Teck Resources Limited 2022 First Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.

	Three months ended March 31,
	2022	2021

Highland Valley Copper
Tonnes mined (000's)	18,317	21,395
Tonnes milled (000's)	9,609	10,275

Copper
Grade (%)	0.34	0.36
Recovery (%)	90.8	87.9
Production (000's tonnes)	29.7	32.6
Sales (000's tonnes)	35.6	31.3
Molybdenum
Production (million pounds)	0.3	0.3
Sales (million pounds)	0.4	0.2

Antamina
Tonnes mined (000's)	58,118	53,762
Tonnes milled (000's)
Copper-only ore	6,663	6,651
Copper-zinc ore	6,472	6,000
	13,135	12,651
Copper[1]
Grade (%)	0.94	0.94
Recovery (%)	88.0	89.5
Production (000's tonnes)	110.9	106.7
Sales (000's tonnes)	101.2	97.3

Zinc[1]
Grade (%)	2.02	2.19
Recovery (%)	85.6	85.9
Production (000's tonnes)	115.1	116.8
Sales (000's tonnes)	104.9	119.7

Molybdenum
Production (million pounds)	1.2	1.8
Sales (million pounds)	1.3	1.3

Note:

1.	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.

43	Teck Resources Limited 2022 First Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended March 31,
	2022	2021
Carmen de Andacollo

Tonnes mined (000’s)	5,074	4,669
Tonnes milled (000’s)	4,196	4,364
Copper
Grade (%)	0.28	0.32
Recovery (%)	82.5	85.0
Production (000’s tonnes)	9.8	11.9
Sales (000’s tonnes)	8.4	10.9

Copper cathode
Production (000’s tonnes)	0.3	0.3
Sales (000’s tonnes)	0.3	0.5

Gold[1]
Production (000’s ounces)	6.5	10.5
Sales (000’s ounces)	6.8	9.7

Note:

1.	100% of the gold produced is for the account of Royal Gold, Inc. until 900,000 ounces have been delivered, and 50% thereafter.

Quebrada Blanca

Production (000's tonnes)	2.3	2.9
Sales (000's tonnes)	2.3	2.7

Trail Operations

Concentrate treated (000’s tonnes)
Zinc	131	145
Lead	32	34
Metal production
Zinc (000's tonnes)	68.7	73.7
Lead (000's tonnes)	18.6	19.7
Silver (million ounces)	3.0	2.7
Gold (000's ounces)	8.5	6.7

Metal sales
Zinc (000's tonnes)	69.0	69.9
Lead (000's tonnes)	19.1	17.5
Silver (million ounces)	3.0	2.7
Gold (000's ounces)	7.8	6.7

44	Teck Resources Limited 2022 First Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended March 31,
	2022	2021
Red Dog
Tonnes mined (000's)	3,025	1,964
Tonnes milled (000's)	1,028	1,114
Zinc
Grade (%)	15.2	13.3
Recovery (%)	84.3	80.6
Production (000's tonnes)	131.6	119.7
Sales (000's tonnes)	145.1	104.3
Lead
Grade (%)	3.8	4.2
Recovery (%)	55.1	54.6
Production (000's tonnes)	21.5	25.8
Sales (000's tonnes)	—	—

Steelmaking coal

Waste production (million BCM’s)	55.9	63.7
Clean coal production (million tonnes)	5.6	5.9
Clean coal strip ratio (waste BCM’s/coal tonnes)	10.0:1	10.8:1
Sales (million tonnes)	6.0	6.2

45	Teck Resources Limited 2022 First Quarter News Release

USE OF NON-GAAP FINANCIAL MEASURES AND RATIOS

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This document refers to a number of non-GAAP financial measures and non-GAAP ratios which are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS or by Generally Accepted Accounting Principles (GAAP) in the United States.

The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Adjusted profit attributable to shareholders – For adjusted profit attributable to shareholders, we adjust profit attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities.

EBITDA – EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit attributable to shareholders as described above.

Adjusted profit attributable to shareholders, EBITDA, and Adjusted EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our business units or operations.

Gross profit margins before depreciation and amortization – Gross profit margins before depreciation are gross profit before depreciation and amortization, divided by revenue for each respective business unit. We believe this measure assists us and readers to compare margins on a percentage basis among our business units.

Unit costs – Unit costs for our steelmaking coal operations are total cost of goods sold, divided by tonnes sold in the period, excluding depreciation and amortization charges. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in the industry.

46	Teck Resources Limited 2022 First Quarter News Release

Adjusted site cash cost of sales – Adjusted site cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges, out-bound transportation costs and any one-time collective agreement charges and inventory write-down provisions.

Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations.

Adjusted cash cost of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization as these costs are non-cash and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Adjusted operating costs – Adjusted operating costs for our energy business unit is defined as the costs of product as it leaves the mine, excluding depreciation and amortization charges, cost of diluent for blending to transport our bitumen by pipeline, cost of non-proprietary product purchased and transportation costs of our product and non-proprietary product and any one-time collective agreement charges or inventory write-down provisions.

Cash margins for by-products – Cash margins for by-products is revenue from by- and co-products, less any associated cost of sales of the by and co-product. In addition, for our copper operations, by-product cost of sales also includes cost recoveries associated with our streaming transactions.

Adjusted revenue – Adjusted revenue for our copper and zinc operations excludes the revenue from co-products and by-products, but adds back the processing and refining charges to arrive at the value of the underlying payable pounds of copper and zinc. Readers may compare this on a per unit basis with the price of copper and zinc on the LME.

Adjusted revenue for our energy business unit excludes the cost of diluent for blending and non-proprietary product revenue, but adds back Crown royalties to arrive at the value of the underlying bitumen.

Blended bitumen revenue – Blended bitumen revenue is revenue as reported for our energy business unit, but excludes non-proprietary product revenue, and adds back Crown royalties that are deducted from revenue.

The debt-related measures outlined below are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short and long-term financial obligations.

47	Teck Resources Limited 2022 First Quarter News Release

Net debt – Net debt is total debt, less cash and cash equivalents.

Net debt to net debt-plus-equity ratio – net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage.

Net debt to adjusted EBITDA ratio – net debt to adjusted EBITDA ratio is net debt divided by adjusted EBITDA for the twelve months ended at the reporting period, expressed as the number of times adjusted EBITDA needs to be earned to repay the net debt.

Adjusted basic earnings per share – Adjusted basic earnings per share is adjusted profit attributable to shareholders divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share – Adjusted diluted earnings per share is adjusted profit attributable to shareholders divided by average number of fully diluted shares in a period.

Adjusted site cash cost of sales per tonne – Adjusted site cash cost of sales per tonne is a non-GAAP ratio comprised of adjusted site cash cost of sales divided by tonnes sold. There is no similar financial measure in our consolidated financial statements with which to compare. Adjusted site cash cost of sales is a non-GAAP financial measure.

Total cash unit costs per pound –Total cash unit costs per pound is a non-GAAP ratio comprised of adjusted cash cost of sales divided by payable pounds sold plus smelter processing charges divided by payable pounds sold.

Net cash unit costs per pound – Net cash unit costs per pound is a non-GAAP ratio comprised of (adjusted cash cost of sales plus smelter processing charges less cash margin for by-products) divided by payable pounds sold. There is no similar financial measure in our consolidated financial statements with which to compare. Adjusted cash cost of sales is a non-GAAP financial measure.

Cash margins for by-products per pound – Cash margins for by-products per pound is a non-GAAP ratio comprised of cash margins for by-products divided by payable pounds sold.

Operating netback – Operating netback per barrel in our energy business unit is calculated as blended bitumen sales revenue net of diluent expenses (also referred to as bitumen price realized), less Crown royalties, transportation and operating expenses divided by barrels of bitumen sold. We include this information as investors and investment analysts use it to measure our profitability on a per barrel basis and compare it to similar information provided by other companies in the oil sands industry.

48	Teck Resources Limited 2022 First Quarter News Release

Profit Attributable to Shareholders and Adjusted Profit Attributable to Shareholders

	Three months ended March 31,
(CAD$ in millions)	2022	2021

Profit attributable to shareholders	$1,571	$305
Add (deduct) on an after-tax basis:
QB2 variable consideration to IMSA and ENAMI	59	30
Environmental costs	(60)	(33)
Inventory write-downs (reversals)	—	(6)
Share-based compensation	82	10
Commodity derivatives	(37)	15
Other	5	5
Adjusted profit attributable to shareholders	$1,620	$326

Basic earnings per share	$2.93	$0.57
Diluted earnings per share	$2.87	$0.57
Adjusted basic earnings per share	$3.02	$0.61
Adjusted diluted earnings per share	$2.96	$0.61

Reconciliation of Basic Earnings per share to Adjusted Basic Earnings per share

	Three months ended March 31,
(Per share amounts)	2022	2021

Basic earnings per share	$2.93	$0.57
Add (deduct):
QB2 variable consideration to IMSA and ENAMI	0.11	0.05
Environmental costs	(0.11)	(0.06)
Inventory write-downs (reversals)	—	(0.01)
Share-based compensation	0.15	0.02
Commodity derivatives	(0.07)	0.03
Other	0.01	0.01
Adjusted basic earnings per share	$3.02	$0.61

49	Teck Resources Limited 2022 First Quarter News Release

Reconciliation of Diluted Earnings per share to Adjusted Diluted Earnings per share

	Three months ended March 31,
(Per share amounts)	2022	2021

Diluted earnings per share	$2.87	$0.57
Add (deduct):
QB2 variable consideration to IMSA and ENAMI	0.11	0.05
Environmental costs	(0.11)	(0.06)
Inventory write-downs (reversals)	—	(0.01)
Share-based compensation	0.15	0.02
Commodity derivatives	(0.07)	0.03
Other	0.01	0.01
Adjusted diluted earnings per share	$2.96	$0.61

50	Teck Resources Limited 2022 First Quarter News Release

Reconciliation of Net Debt to Adjusted EBITDA Ratio

	(A) Twelve months ended December 31, 2021		(B) Three Months ended March 31, 2021	(C) Three months ended March 31, 2022	(A-B+C) Twelve months ended March 31, 2022

Profit before taxes	$4,532		$501	$2,450	$6,481
Finance expense net of finance income	210		51	49	208
Depreciation and amortization	1,583		378	449	1,654
EBITDA	$6,325		$930	$2,948	$8,343

Add (deduct):
Asset impairment (reversal)	(215)		—	—	(215)
QB2 variable consideration to IMSA and ENAMI	141		50	99	190
Environmental costs	108		(46)	(82)	72
Inventory write-down (reversals)	1		(10)	—	11
Share-based compensation	125		14	110	221
Commodity derivatives	22		20	(49)	(47)
Other	66		9	18	75
Adjusted EBITDA	$6,573	(D)	$967	$3,044	$8,650	(E)

Total debt at period end	$8,068	(F)			$8,082	(G)
Less: cash and cash equivalents at period end	(1,427)				(2,465)
Net debt	$6,641	(H)			$5,617	(I)

Debt to adjusted EBITDA ratio	1.2	(F/D)			0.9	(G/E)
Net Debt to adjusted EBITDA ratio	1.0	(H/D)			0.6	(I/E)
Equity attributable to shareholders of the company	23,005	(J)			24,205	(K)
Other financial obligations	257	(L)			259	(M)
Adjusted Net debt to capitalization ratio	0.22	(H+L)/(F+J+L)			0.18	(I+M)/ (G+K+M)

51	Teck Resources Limited 2022 First Quarter News Release

Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended March 31,
(CAD$ in millions)	2022	2021

Profit before taxes	$2,450	$501
Finance expense net of finance income	49	51
Depreciation and amortization	449	378
EBITDA	2,948	930

Add (deduct):
QB2 variable consideration to IMSA and ENAMI	99	50
Environmental costs	(82)	(46)
Inventory write-downs (reversals)	—	(10)
Share-based compensation	110	14
Commodity derivatives	(49)	20
Other	18	9
Adjusted EBITDA	$3,044	$967

52	Teck Resources Limited 2022 First Quarter News Release

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended March 31,
(CAD$ in millions)	2022	2021
Gross profit	$2,568	$654
Depreciation and amortization	449	378
Gross profit before depreciation and amortization	$3,017	$1,032

Reported as:
Copper
Highland Valley Copper	$246	$202
Antamina	258	202
Carmen de Andacollo	39	47
Quebrada Blanca	13	11
Other	—	—
	556	462

Zinc
Trail Operations	34	43
Red Dog	274	125
Other	(3)	3
	305	171

Steelmaking coal	2,032	412

Energy	124	(13)
Gross profit before depreciation and amortization	$3,017	$1,032

53	Teck Resources Limited 2022 First Quarter News Release

Reconciliation of Gross Profit (Loss) Margins Before Depreciation and Amortization

	Three months ended March 31,
(CAD$ in millions)	2022	2021

Revenue
Copper (A)	$930	$767
Zinc (B)	920	570
Steelmaking coal (C)	2,766	1,047
Energy (D)	416	163
Total	$5,032	$2,547

Gross profit (loss), before depreciation and amortization
Copper (E)	$556	$462
Zinc (F)	305	171
Steelmaking coal (G)	2,032	412
Energy (H)	124	(13)
Total	$3,017	$1,032

Gross profit (loss) margins before depreciation and amortization
Copper (E/A)	60%	60%
Zinc (F/B)	33%	30%
Steelmaking coal (G/C)	73%	39%
Energy (H/D)	30%	(8)%

54	Teck Resources Limited 2022 First Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended March 31,
(CAD$ in millions, except where noted)	2022	2021

Revenue as reported	$930	$767
By-product revenue (A)	(119)	(85)
Smelter processing charges (B)	33	30
Adjusted revenue	$844	$712

Cost of sales as reported	$479	$401
Less:
Depreciation and amortization	(105)	(96)
Labour settlement charges	(23)	—
By-product cost of sales (C)	(22)	(20)
Adjusted cash cost of sales (D)	$329	$285

Payable pounds sold (millions) (E)	147.8	143.4

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$2.23	$1.99
Smelter processing charges (B/E)	0.22	0.21
Total cash unit costs – CAD$/pound	$2.45	$2.20

Cash margin for by-products – ((A – C)/E)	(0.66)	(0.45)
Net cash unit costs – CAD$/pound	$1.79	$1.75

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.27	$1.27

Per unit amounts – US$/pound
Adjusted cash cost of sales	$1.76	$1.57
Smelter processing charges	0.17	0.16
Total cash unit costs – US$/pound	$1.93	$1.73

Cash margin for by-products	(0.52)	(0.35)
Net cash unit costs – US$/pound	$1.41	$1.38

Note:

1.	Average period exchange rates are used to convert to US$ per pound equivalent.

55	Teck Resources Limited 2022 First Quarter News Release

Zinc Unit Cost Reconciliation (Mining Operations1)

	Three months ended March 31,
(CAD$ in millions, except where noted)	2022	2021
Revenue as reported	$920	$570
Less:
Trail Operations revenue as reported	(584)	(461)
Other revenue as reported	(3)	(2)
Add back: Intra-segment revenue as reported	191	130
	$524	$237
By-product revenue (A)	(10)	(2)
Smelter processing charges (B)	54	75
Adjusted revenue	$568	$310
Cost of sales as reported	$673	$445
Less:
Trail Operations cost of sales as reported	(570)	(439)
Other cost of sales as reported	(6)	1
Add back: Intra-segment purchases as reported	191	130
	$288	$137
Less:
Depreciation and amortization	(38)	(25)
Royalty costs	(137)	(36)
By-product cost of sales (C)	—	—
Adjusted cash cost of sales (D)	$113	$76

Payable pounds sold (millions) (E)	271.9	195.3

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$0.42	$0.39
Smelter processing charges (B/E)	0.20	0.38
Total cash unit costs – CAD$/pound	$0.62	$0.77
Cash margin for by-products – ((A - C)/E)	(0.04)	(0.01)
Net cash unit costs – CAD$/pound	$0.58	$0.76

US$ amounts[2]
Average exchange rate (CAD$ per US$1.00)	$1.27	$1.27

Per unit amounts – US$/pound
Adjusted cash cost of sales	$0.33	$0.31
Smelter processing charges	0.16	0.30
Total cash unit costs – US$/pound	$0.49	$0.61
Cash margin for by-products	(0.03)	(0.01)
Net cash unit costs – US$/pound	$0.46	$0.60

Notes:

1.	Red Dog mining operations.
2.	Average period exchange rates are used to convert to US$ per pound equivalent.

56	Teck Resources Limited 2022 First Quarter News Release

Steelmaking Coal Unit Cost Reconciliation

	Three months ended March 31,
(CAD$ in millions, except where noted)	2022	2021

Cost of sales as reported	$986	$851
Less:
Transportation costs (A)	(275)	(256)
Depreciation and amortization	(252)	(216)
Inventory write-down reversal (B)	—	10
Adjusted site cash cost of sales (D)	$459	$389
Tonnes sold (millions) (E)	6.0	6.2

Per unit amounts – CAD$/tonne
Adjusted site cash cost of sales (D/E)	$77	$63
Transportation costs (A/E)	46	41
Inventory write-downs (B/E)	—	(2)
Unit costs – CAD$/tonne	$123	$102

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.27	$1.27
Per unit amounts – US$/tonne
Adjusted site cash cost of sales	$61	$49
Transportation costs	36	33
Inventory write-down reversal	—	(2)
Unit costs – US$/tonne	$97	$80

Note:

1.	Average period exchange rates are used to convert to US$/tonne equivalent.

57	Teck Resources Limited 2022 First Quarter News Release

Energy Business Unit – Operating Netback, Bitumen Price Realized and Adjusted Operating Costs1

	Three months ended March 31,
(CAD$ in millions, except where noted)	2022	2021
Revenue as reported	$416	$163
Less non-proprietary product revenue	—	(28)
Add back crown royalties (D)	16	1
FRB blended bitumen revenue	$432	$136
Cost of diluent for blending	(149)	(54)
Bitumen revenue	$283	$82

Cost of sales as reported	$326	$196
Less:
Depreciation and amortization	(34)	(20)
Inventory write-down	—	—
Cash cost of sales	$292	$176
Less:
Cost of diluent for blending	(149)	(54)
Cost of non-proprietary product purchased	—	(25)
Transportation for non-proprietary product purchased[3]	—	(4)
Transportation for costs FRB (C)	(31)	(24)
Adjusted operating costs (E)	$112	$69

Blended bitumen barrels sold (000’s)	4,183	2,275
Less diluent barrels included in blended bitumen (000’s)	(1,128)	(598)
Bitumen barrels sold (000’s) (B)	3,055	1,677

Per barrel amounts – CAD$
Bitumen price realized (A/B)[2]	$92.80	$49.59
Crown royalties (D/B)	(5.29)	(0.88)
Transportation costs for FRB (C/B)	(10.24)	(14.53)
Adjusted operating costs (E/B)	(36.61)	(40.68)
Operating netback – CAD$ per barrel	$40.66	$(6.50)

Notes:

1.	Calculated per unit amounts may differ due to rounding.
2.	Bitumen price realized represents the realized petroleum revenue (blended bitumen sales revenue) net of diluent expense, expressed on a per barrel basis. Blended bitumen sales revenue represents revenue from our share of the heavy crude oil blend known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB), sold at the Hardisty and U.S. Gulf Coast market hubs. FRB is comprised of bitumen produced from Fort Hills blended with purchased diluent. The cost of blending is affected by the amount of diluent required and the cost of purchasing, transporting and blending the diluent. A portion of diluent expense is effectively recovered in the sales price of the blended product. Diluent expense is also affected by Canadian and U.S. benchmark pricing and changes in the value of the Canadian dollar relative to the U.S. dollar.
3.	Reflects adjustments for costs not directly attributed to the production of Fort Hills bitumen, including transportation for non-proprietary product purchased.

58	Teck Resources Limited 2022 First Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy; QB2 project cost guidance; expectation that QB2 will be a long-life, low-cost operation with major expansion potential; timing of first copper at QB2; all annual and quarterly guidance; our ability to manage challenges presented by COVID-19, including the effectiveness of our management protocols implemented to protect the health and safety of our employees; expectations regarding QBME, including timing of first production and impact on throughput; timing of first production at San Nicolás; expectations of limiting downside risk of annual steelmaking coal production; expectations that annual steelmaking coal sales will not be impacted by lower than expected first quarter production, and the expectation of higher production rates in the second half of the year; expectation of higher production rates for steelmaking coal in the second half of the year; all cost, expenditure, production and sales guidance; of completion and expansion of our Fording River North SRF Phase II expansion and resulting capacity; 2022 guidance on water-related spending; expected Elk Valley water treatment spending and operating costs and plans, as well as treatment capacity expectations and timing; expected cost of implementing incremental measures required under the October 2020 Direction issued by Environment and Climate Change Canada; expected Fort Hills production and adjusted operating costs; anticipated global and regional supply, demand and market outlook for our commodities; the potential impact of the COVID-19 on our business and operations, including our ability to continue operations at our sites and progress our projects and strategy; respectively; liquidity and availability of borrowings under our credit facilities; our expectations regarding our effective tax rate; expectations that up to US$500 million, or any, Class B subordinate voting shares will be repurchased; and all guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, cost reduction and other guidance under the heading “Guidance” and discussed in the various business unit sections.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, commodity and power prices, acts of foreign or domestic governments and the outcome of legal proceedings, the supply and demand for, deliveries of, and the level and volatility of, prices of copper, coal, zinc and blended bitumen and our other metals and minerals, as well as oil, natural gas and other petroleum products; the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, including mine extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail, pipeline and port services, for our products; our costs of production and our production and productivity levels, as well as those of our competitors; continuing availability of water and power resources for our operations; changes in credit market conditions and conditions in financial markets generally, the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the

59	Teck Resources Limited 2022 First Quarter News Release

impact of changes in Canadian-U.S. dollar and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; the benefits of technology for our operations and development projects, including the impact of our RACE21™ technology transformation programs; costs of closure, and environmental compliance costs generally; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and tax rates; the outcome of our coal price and volume negotiations with customers; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; the resolution of environmental and other proceedings or disputes; our ability to obtain, comply with and renew permits in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners. Our Guidance tables include footnotes with further assumptions relating to our guidance and assumptions for certain other forward-looking statements accompany the statements in the document.

In addition, assumptions regarding the Elk Valley Water Quality Plan include assumptions that additional treatment will be effective at scale, and that the technology and facilities operate as expected, as well as additional assumptions discussed under the heading “Elk Valley Water Management Update.” Assumptions regarding QB2 include current project assumptions and assumptions regarding the final feasibility study, CLP/USD exchange rate of 775, as well as there being no unexpected material and negative impact to the various contractors, suppliers and subcontractors for the QB2 project relating to COVID-19 or otherwise that would impair their ability to provide goods and services as anticipated during the suspension period or ramp-up of construction activities. Statements regarding the availability of our credit facilities are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies and may be further impacted by reduced demand for oil and low oil prices. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, impact of COVID-19 mitigation protocols, political risk, social unrest, failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Current and new technologies relating to our Elk Valley water treatment efforts may not perform as anticipated, and ongoing monitoring may reveal unexpected environmental conditions requiring additional remedial measures. QB2 costs, construction progress and timing of first production is dependent on, among other

60	Teck Resources Limited 2022 First Quarter News Release

matters, our continued ability to successfully manage through the impacts of COVID-19. QB2 costs may also be affected by claims and other proceedings that might be brought against us relating to costs and impacts of the COVID-19 pandemic. Red Dog production may also be impacted by water levels at site. Unit costs in our copper business unit are impacted by higher profitability at Antamina, which can cause higher workers’ participation and royalty expenses. The Russian war in Ukraine has contributed to increased oil and gas prices, and further sanctions, or the extended duration of current sanctions may cause further increases or have other consequences that could impact our forward-looking statements. Share repurchases may be impacted by availability of funds, or alternative uses for funds, and compliance with regulatory requirements.

The forward-looking statements in this news release and actual results will also be impacted by the effects of COVID-19 and related matters. The overall effects of COVID-19 related matters on our business and operations and projects will depend on how the ability of our sites to maintain normal operations, and on the duration of impacts on our suppliers, customers and markets for our products, all of which are unknown at this time. Continuing operating activities is highly dependent on the progression of the pandemic and the success of measures taken to prevent transmission, which will influence when health and government authorities remove various restrictions on business activities.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2020, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this quarterly report regarding our coal properties, which for this purpose does not include the discussion under “Elk Valley Water Management Update” was reviewed, approved and verified by Jo-Anna Singleton, P.Geo. and Robin Gold P.Eng., each an employee of Teck Coal Limited and a Qualified Person as defined under National Instrument 43-101. Scientific and technical information in this quarterly report regarding our other properties was reviewed, approved and verified by Rodrigo Alves Marinho, P.Geo., an employee of Teck and a Qualified Person as defined under National Instrument 43-101.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q1/2022 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on April 27, 2022. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com.

61	Teck Resources Limited 2022 First Quarter News Release

Teck Resources Limited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2022 (Unaudited)

62	Teck Resources Limited 2022 First Quarter News Release

Teck Resources Limited

Consolidated Statements of Income

(Unaudited)

	Three months ended March 31,
(CAD$ in millions, except for share data)	2022	2021
Revenue (Note 3)	$5,032	$2,547

Cost of sales	(2,464)	(1,893)
Gross profit	2,568	654

Other operating income (expenses)
General and administration	(50)	(41)
Exploration	(17)	(12)
Research and innovation	(39)	(25)
Other operating income (expense) (Note 4)	117	27
Profit from operations	2,579	603
Finance income	2	1
Finance expense (Note 5)	(51)	(52)
Non-operating income (expense) (Note 6)	(82)	(51)
Share of profit of associates and joint ventures	2	—
Profit before taxes	2,450	501
Provision for income taxes	(892)	(209)
Profit for the period	$1,558	$292

Profit attributable to:
Shareholders of the company	$1,571	$305
Non-controlling interests	(13)	(13)
Profit for the period	$1,558	$292

Earnings per share
Basic	$2.93	$0.57
Diluted	$2.87	$0.57
Weighted average shares outstanding (millions)	535.8	531.3
Weighted average diluted shares outstanding (millions)	546.9	538.4
Shares outstanding at end of period (millions)	539.6	531.6

63	Teck Resources Limited 2022 First Quarter News Release

Teck Resources Limited

Consolidated Statements of Comprehensive Income

(Unaudited)

	Three months ended March 31,
(CAD$ in millions)	2022	2021
Profit for the period	$1,558	$292

Other comprehensive income (loss) for the period
Items that may be reclassified to profit
Currency translation differences (net of taxes of $(3) and $(8))	(147)	(76)
Changes in fair value of debt securities (net of taxes of $nil and $nil)	(3)	(1)
	(150)	(77)
Items that will not be reclassified to profit
Change in fair value of marketable and other equity securities (net of taxes of $(11) and $1)	73	(1)
Remeasurements of retirement benefit plans (net of taxes of $14 and $(57))	(54)	110
	19	109
Total other comprehensive income (loss) for the period	(131)	32
Total comprehensive income for the period	$1,427	$324

Total other comprehensive income (loss) attributable to:
Shareholders of the company	$(119)	$43
Non-controlling interests	(12)	(11)
	$(131)	$32

Total comprehensive income attributable to:
Shareholders of the company	$1,452	$348
Non-controlling interests	(25)	(24)
	$1,427	$324

64	Teck Resources Limited 2022 First Quarter News Release

Teck Resources Limited

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended March 31,
(CAD$ in millions)	2022	2021
Operating activities
Profit for the period	$1,558	$292
Depreciation and amortization	449	378
Provision for income taxes	892	209
Net finance expense	49	51
Income taxes paid	(144)	(69)
Remeasurement of decommissioning and restoration provisions for closed operations	(83)	(47)
QB2 variable consideration to IMSA and ENAMI	99	50
Other	109	47
Net change in non-cash working capital items	(606)	(326)
	2,323	585
Investing activities
Expenditures on property, plant and equipment	(867)	(869)
Capitalized production stripping costs	(233)	(134)
Expenditures on investments and other assets	(39)	(44)
Proceeds from investments and assets	9	11
	(1,130)	(1,036)
Financing activities
Proceeds from debt	370	577
Revolving credit facilities	—	(44)
Redemption, purchase or repayment of debt	(236)	—
Repayment of lease liabilities	(34)	(33)
QB2 advances from SMM/SC	121	—
Interest and finance charges paid	(111)	(113)
Issuance of Class B subordinate voting shares	169	6
Purchase and cancellation of Class B subordinate voting shares	(90)	—
Dividends paid	(337)	(27)
Contributions from non-controlling interests	41	1
Distributions to non-controlling interests	(18)	(4)
Other liabilities	3	12
	(122)	375
Effect of exchange rate changes on cash and cash equivalents	(33)	(5)
Increase (decrease) in cash and cash equivalents	1,038	(81)
Cash and cash equivalents at beginning of period	1,427	450
Cash and cash equivalents at end of period	$2,465	$369

65	Teck Resources Limited 2022 First Quarter News Release

Teck Resources Limited

Consolidated Balance Sheets

(Unaudited)

(CAD$ in millions)	March 31, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	$2,465	$1,427
Trade and settlement receivables	2,265	1,981
Inventories	2,331	2,390
Prepaids and other current assets	595	305
	7,656	6,103
Financial and other assets	1,418	1,571
Investments in associates and joint ventures	1,052	1,060
Property, plant and equipment	37,451	37,382
Deferred income tax assets	161	161
Goodwill	1,086	1,091
	$48,824	$47,368
LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable and other liabilities	$3,314	$3,255
Current portion of debt (Note 7)	135	213
Current portion of lease liabilities	125	127
Current income taxes payable	410	165
	3,984	3,760
Debt (Note 7)	7,262	7,161
Lease liabilities	560	567
QB2 advances from SMM/SC	1,365	1,263
Deferred income tax liabilities	6,402	5,973
Retirement benefit liabilities	460	517
Provisions and other liabilities	3,820	4,354
	23,853	23,595
Equity
Attributable to shareholders of the company	24,205	23,005
Attributable to non-controlling interests	766	768
	24,971	23,773
	$48,824	$47,368

66	Teck Resources Limited 2022 First Quarter News Release

Teck Resources Limited

Consolidated Statements of Changes in Equity

(Unaudited)

	Three months ended March 31,
(CAD$ in millions)	2022	2021
Class A common shares	$6	$6
Class B subordinate voting shares
Beginning of period	6,201	6,134
Share repurchases	(22)	—
Issued on exercise of options	221	8
End of period	6,400	6,142
Retained earnings
Beginning of period	16,343	13,410
Profit for the period attributable to shareholders of the company	1,571	305
Dividends paid	(337)	(27)
Share repurchases	(68)	—
Remeasurements of retirement benefit plans	(54)	110
End of period	17,455	13,798
Contributed surplus
Beginning of period	253	242
Share option compensation expense (Note 8(a))	6	6
Transfer to Class B subordinate voting shares on exercise of options	(52)	(2)
End of period	207	246
Accumulated other comprehensive income attributable to shareholders of the company
Beginning of period	202	247
Other comprehensive income (loss)	(119)	43
Less remeasurements of retirement benefit plans recorded in retained earnings	54	(110)
End of period	137	180
Non-controlling interests
Beginning of period	768	669
Loss for the period attributable to non-controlling interests	(13)	(13)
Other comprehensive loss attributable to non-controlling interests	(12)	(11)
Contributions from non-controlling interests	41	1
Distributions to non-controlling interests	(18)	(4)
End of period	766	642
Total equity	$24,971	$21,014

67	Teck Resources Limited 2022 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

1.	BASIS OF PREPARATION

We prepare our annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34).

These condensed interim consolidated financial statements should be read in conjunction with our most recent annual financial statements. These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements except for certain pronouncements disclosed in Note 2. On April 26, 2022, the Audit Committee of the Board of Directors authorized these financial statements for issuance.

2.	IFRS PRONOUNCEMENTS

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform – Phase 2

In August 2020, the IASB issued amendments to IFRS 9, Financial Instruments (IFRS 9), IAS 39, Financial Instruments: Recognition and Measurement (IAS 39), IFRS 7, Financial Instruments: Disclosures (IFRS 7), IFRS 4, Insurance Contracts (IFRS 4) and IFRS 16, Leases (IFRS 16) as a result of Phase 2 of the IASB’s Interest Rate Benchmark Reform project. The amendments address issues arising in connection with reform of benchmark interest rates including the replacement of one benchmark rate with an alternative one. The amendments were effective January 1, 2021.

As at March 31, 2022, these amendments did not affect our financial statements, as we have not yet transitioned any agreements that are exposed to USD London Interbank Offered Rate (LIBOR) to an alternative benchmark interest rate. Language was included in our sustainability-linked revolving credit facility when we extended its maturity in 2021, which references the Term Secured Overnight Financing Rate (Term SOFR) as the replacement rate for LIBOR. Term SOFR was formally recommended by the Alternative Reference Rates Committee (a committee convened by the U.S. Federal Reserve Board) as the recommended fallback for LIBOR based loans. Term SOFR is expected to be economically equivalent to LIBOR, allowing for use of the practical expedient under IFRS 9. We continue to work with our lenders on the replacement of the affected rates for our other significant financial instruments, which is not expected to result in a significant change in our interest rate risk management strategy or our interest rate risk. Our sustainability-linked revolving credit facility, QB2 project financing facility, Compañía Minera Antamina S.A. (Antamina) loan agreement and QB2 advances from Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC) are our most significant financial instruments that are exposed to LIBOR. These financial instruments are based on LIBOR settings that are currently scheduled to cease publication after June 30, 2023. We will continue to monitor developments on alternative benchmark interest rates and we expect to transition to alternative rates as widespread market practice is established.

68	Teck Resources Limited 2022 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

2.	IFRS PRONOUNCEMENTS, continued

Property, Plant and Equipment – Proceeds Before Intended Use

We adopted the amendments to IAS 16, Property, Plant and Equipment on January 1, 2022 with retrospective application. The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related costs in profit (loss). On adoption, these amendments did not affect our financial results. We expect these amendments to have an effect on the accounting related to the sale of products during the commissioning phase of QB2.

Amendments to IAS 1 – Presentation of Financial Statements

In January 2020, the IASB issued amendments to IAS 1, Presentation of Financial Statements to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least twelve months at the end of the reporting period. The amendments are effective January 1, 2023 with early adoption permitted. Retrospective application is required on adoption. We do not expect these amendments to have a material effect on our financial statements.

69	Teck Resources Limited 2022 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

3.	REVENUE

The following table shows our revenue disaggregated by major product type and by business unit. Our business units are reported based on the primary products that they produce and are consistent with our reportable segments (Note 9) that have revenue from contracts with customers. A business unit can have revenue from more than one commodity as it can include an operation that produces more than one product. Intra-segment revenue is accounted for at current market prices as if sales were made to arm’s-length parties and are eliminated on consolidation.

(CAD$ in millions)	Three months ended March 31, 2022
	Copper	Zinc	Steelmaking Coal	Energy	Total
Copper	$811	$—	$—	$—	$811
Zinc	88	857	—	—	945
Steelmaking coal	—	—	2,766	—	2,766
Blended bitumen	—	—	—	416	416
Silver	12	101	—	—	113
Lead	1	57	—	—	58
Other	18	96	—	—	114
Intra-segment	—	(191)	—	—	(191)
	$930	$920	$2,766	$416	$5,032

(CAD$ in millions)	Three months ended March 31, 2021
	Copper	Zinc	Steelmaking Coal	Energy	Total
Copper	$682	$—	$—	$—	$682
Zinc	64	490	—	—	554
Steelmaking coal	—	—	1,047	—	1,047
Blended bitumen	—	—	—	163	163
Silver	10	94	—	—	104
Lead	2	38	—	—	40
Other	9	78	—	—	87
Intra-segment	—	(130)	—	—	(130)
	$767	$570	$1,047	$163	$2,547

70	Teck Resources Limited 2022 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

4.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended March 31,
(CAD$ in millions)	2022	2021
Settlement pricing adjustments	$181	$78
Share-based compensation (Note 8(a))	(110)	(14)
Environmental costs and remeasurement of decommissioning and restoration provisions for closed operations	82	46
Care and maintenance costs	(13)	(15)
Social responsibility and donations	(13)	(6)
Loss on sale of assets	(2)	—
Commodity derivatives	49	(20)
Take or pay contract costs	(28)	(19)
Other	(29)	(23)
	$117	$27

5.	FINANCE EXPENSE

	Three months ended March 31,
(CAD$ in millions)	2022	2021
Debt interest	$78	$72
Interest on advances from SMM/SC	12	8
Interest on lease liabilities	8	9
Letters of credit and standby fees	9	11
Accretion on decommissioning and restoration provisions	38	37
Other	4	4
	149	141
Less capitalized borrowing costs	(98)	(89)
	$51	$52

71	Teck Resources Limited 2022 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

6.	NON-OPERATING INCOME (EXPENSE)

	Three months ended March 31,
(CAD$ in millions)	2022	2021
QB2 variable consideration to IMSA and ENAMI	$(99)	$(50)
Foreign exchange gains (losses)	12	(3)
Other	5	2
	$(82)	$(51)

7.	DEBT

($ in millions)	March 31, 2022			December 31, 2021
	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
4.75% notes due January 2022 (a)	$—	$—	$—	$150	$190	$190
3.75% notes due February 2023	108	138	135	108	140	137
3.9% notes due July 2030	550	687	678	550	751	688
6.125% notes due October 2035	609	900	750	609	1,005	761
6.0% notes due August 2040	490	707	611	490	795	620
6.25% notes due July 2041	795	1,191	983	795	1,349	997
5.2% notes due March 2042	399	532	493	399	602	500
5.4% notes due February 2043	377	513	466	377	586	473
	3,328	4,668	4,116	3,478	5,418	4,366
QB2 project financing facility (b)	2,458	3,220	3,000	2,252	2,929	2,785
Antamina loan agreement (c)	225	281	281	176	223	223
	$6,011	$8,169	$7,397	$5,906	$8,570	$7,374
Less current portion of debt	(108)	(138)	(135)	(168)	(213)	(213)
	$5,903	$8,031	$7,262	$5,738	$8,357	$7,161

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available. The latter is considered a Level 2 fair value measurement with significant other observable inputs on the fair value hierarchy (Note 12).

a)	Note Redemption

In the first quarter of 2022, we redeemed the 4.75% notes at maturity for $187 million (US$150 million) plus accrued interest.

72	Teck Resources Limited 2022 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

7.	DEBT, continued

b)	QB2 Project Financing Facility

As at March 31, 2022, US$2.46 billion was outstanding under the US$2.5 billion limited recourse QB2 project financing facility. Subsequent to March 31, 2022, the facility was fully drawn. Amounts drawn under the facility bear interest at LIBOR plus applicable margins that vary over time and will be repaid in 17 semi-annual instalments starting the earlier of six months after project completion or June 2023. The facility is guaranteed pre-completion on a several basis by Teck and by SMM/SC pro rata to their respective indirect equity interests in the Series A shares of Compañía Minera Teck Quebrada Blanca S.A. (QBSA). The facility is secured by pledges of Teck’s and SMM/SC’s interests in QBSA and by security over QBSA’s assets, which consist primarily of QB2 project assets.

Cash and cash equivalents as at March 31, 2022 includes $112 million (December 31, 2021 – $88 million) held in QBSA. These cash and cash equivalent balances are to be used within the entity for operating purposes and cannot be transferred to other entities within the group.

c)	Antamina Loan Agreement

During 2021, Antamina entered into a US$1.0 billion loan agreement which is fully drawn as at March 31, 2022. Our 22.5% share of the principal value of the loan is US$225 million. Amounts outstanding under this facility bear interest at LIBOR plus an applicable margin. The loan is non-recourse to us and the other Antamina owners and matures in 2026.

Cash and cash equivalents as at March 31, 2022 includes $62 million (December 31, 2021 – $38 million) held in Antamina. These cash and cash equivalent balances are to be used within the entity for operating purposes and cannot be transferred to other entities within the group.

d)	Revolving Credit Facility

We maintain a US$4.0 billion sustainability-linked revolving credit facility maturing October 2026. Any amounts drawn under this facility can be repaid at any time and are due in full at maturity. As at March 31, 2022, the facility was undrawn. Amounts outstanding under the facility bear interest at LIBOR plus an applicable margin based on credit ratings and our sustainability performance. This facility requires that our total net debt-to-capitalization ratio, which was 0.18 to 1.0 at March 31, 2022, to not exceed 0.60 to 1.0. This facility does not have an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition.

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at March 31, 2022, we had $2.3 billion of letters of credit outstanding.

We also had $838 million in surety bonds outstanding as at March 31, 2022 to support current and future reclamation obligations.

73	Teck Resources Limited 2022 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

8.	EQUITY

a)	Share-Based Compensation

During the three months ended March 31, 2022, we granted 1,602,060 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $45.64, a term of 10 years and vest in equal amounts over three years. The weighted average fair value of the options issued was estimated at $17.13 per share option at the grant date using the Black-Scholes option pricing model. The option valuations were based on an average expected option life of 6.1 years, a risk-free interest rate of 1.50%, a dividend yield of 1.10% and an expected volatility of 41%. Share-based compensation expense related to stock options of $6 million (2021 – $6 million) was recorded for the three months ended March 31, 2022.

We have issued and outstanding deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs) and performance deferred share units (PDSUs) (collectively, Units).

During the three months ended March 31, 2022, we issued 891,703 Units. The total number of Units outstanding at March 31, 2022 was 7,744,728. Share-based compensation expense related to Units of $104 million (2021 – $8 million) was recorded for the three months ended March 31, 2022.

Total share based compensation expense was $110 million (2021 – $14 million) (Note 4) for the three months ended March 31, 2022.

b)	Accumulated Other Comprehensive Income

(CAD$ in millions)	March 31, 2022	March 31, 2021
Currency translation differences	$68	$176
Gain on marketable and other equity securities and debt securities (net of tax of $(9) and $2)	70	5
Share of other comprehensive loss of associates and joint ventures	(1)	(1)
	$137	$180

c)	Dividends

Dividends of $0.625 per share, totaling $337 million, were paid on our Class A common and Class B subordinate voting shares in the first quarter of 2022.

d)	Normal Course Issuer Bids

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

In October 2021, we renewed our regulatory approval to conduct a normal course issuer bid, under which we may purchase up to 40 million Class B subordinate voting shares during the period from November 2, 2021 to November 1, 2022. All purchased shares will be cancelled.

74	Teck Resources Limited 2022 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

8.	EQUITY, continued

In the first quarter of 2022, we purchased 1,813,900 Class B subordinate voting shares for $90 million, of which 1,613,900 were cancelled. Subsequent to March 31, 2022, the remaining 200,000 Class B subordinate voting shares purchased in March 2022 were cancelled and we purchased and cancelled an additional 200,000 shares for $10 million. In total, 2,013,900 Class B subordinate voting shares have been purchased and cancelled for $100 million. There were no purchases and no cancellations of Class B subordinate voting shares in 2021.

9.	SEGMENTED INFORMATION

Based on the primary products we produce and our development projects, we have five reportable segments that we report to our Chief Executive Officer — copper, zinc, steelmaking coal, energy and corporate. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating income (expenses) include general and administration, exploration, research and innovation and other operating income (expense). Sales between segments are carried out on terms that arm’s-length parties would use. Total assets do not include intra-group receivables between segments. Deferred tax assets have been allocated among segments.

	Three months ended March 31, 2022
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Energy	Corporate	Total
Segment revenue	$930	$1,111	$2,766	$416	$—	$5,223
Less: Intra-segment revenue	—	(191)	—	—	—	(191)
Revenue (Note 3)	930	920	2,766	416	—	5,032
Cost of sales	(479)	(673)	(986)	(326)	—	(2,464)
Gross profit	451	247	1,780	90	—	2,568
Other operating income (expenses)	57	(6)	72	(4)	(108)	11
Profit (loss) from operations	508	241	1,852	86	(108)	2,579
Net finance income (expense)	(35)	(12)	(22)	(6)	26	(49)
Non-operating income (expense)	(92)	(1)	(9)	(1)	21	(82)
Share of profit of associates and joint ventures	2	—	—	—	—	2
Profit (loss) before taxes	383	228	1,821	79	(61)	2,450

Capital expenditures	783	43	240	31	3	1,100
Goodwill	384	—	702	—	—	1,086
Total assets	18,788	4,116	18,356	2,797	4,767	48,824

75	Teck Resources Limited 2022 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

9.	SEGMENTED INFORMATION, continued

	Three months ended March 31, 2021
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Energy	Corporate	Total
Segment revenue	$767	$700	$1,047	$163	$—	$2,677
Less: Intra-segment revenue	—	(130)	—	—	—	(130)
Revenue (Note 3)	767	570	1,047	163	—	2,547
Cost of sales	(401)	(445)	(851)	(196)	—	(1,893)
Gross profit (loss)	366	125	196	(33)	—	654
Other operating income (expenses)	16	3	6	(7)	(69)	(51)
Profit (loss) from operations	382	128	202	(40)	(69)	603
Net finance income (expense)	(27)	(11)	(21)	(7)	15	(51)
Non-operating income (expense)	(60)	—	(3)	—	12	(51)
Profit (loss) before taxes	295	117	178	(47)	(42)	501

Capital expenditures	605	37	345	14	2	1,003
Goodwill	386	—	702	—	—	1,088
Total assets	15,115	3,868	17,387	2,640	2,702	41,712

76	Teck Resources Limited 2022 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

10.	CONTINGENCIES

We consider provisions for all of our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at March 31, 2022, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State.

The Lake Roosevelt litigation involving Teck Metals Ltd. (TML) in the Federal District Court for the Eastern District of Washington continues. In December 2012 on the basis of stipulated facts agreed between TML and the plaintiffs, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for response costs, the amount of which will be determined in later phases of the case. TML has exhausted its appeal rights in respect of that decision. The case relates to historic discharges of slag and effluent from TML’s Trail metallurgical facility to the Upper Columbia River. As a consequence of a ruling of the Ninth Circuit Court of Appeals, alleged damages associated with air emissions from the Trail facility were no longer part of the case under CERCLA. In March 2022, the State of Washington was granted leave to amend its claim to seek alleged damages related to air emissions under the Model Toxics Control Act, the State law equivalent of CERCLA. In April 2022, TML filed a motion to dismiss the new air-related claims.

A hearing with respect to natural resource damages and assessment costs is expected to follow completion of the remedial investigation and feasibility study being undertaken by TAI.

Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation or restoration that may be required or to assess the extent of our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some residential soil removal should be undertaken. If other remediation is required and damage to resources found, the cost of that remediation may be material.

Elk Valley Water Quality

In the first quarter of 2021, Teck Coal Limited (TCL) pleaded guilty in relation to two counts charging offences under s.36(3) of the Fisheries Act relating to 2012 discharges of selenium and calcite to a mine settling pond and to the upper Fording River from its Fording River and Greenhills steelmaking coal operations in the Elk Valley region of British Columbia. In accordance with a joint sentencing submission by the Crown and TCL, in January 2022 TCL paid a fine of $2 million and made a contribution to the Environmental Damages Fund of $28 million in respect of each offence for a total of $60 million. The amount of the penalties was recorded as a short-term liability within trade accounts payable and other liabilities on our balance sheet as at December 31, 2021. The Crown will not proceed with charges relating to the same discharges over the period from 2013 to 2019.

77	Teck Resources Limited 2022 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

11.	SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter. Depending on commodity prices, this could result in Red Dog’s profits and cash flows being higher in the last two quarters of the year as finished inventories are sold.

12.	FAIR VALUE MEASUREMENTS

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Level 1 inputs are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Certain cash equivalents, certain marketable equity securities and certain debt securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 – Significant Observable Inputs Other than Quoted Prices

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments and embedded derivatives are included in Level 2 of the fair value hierarchy, as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or corroborated with the market. Also included in Level 2 are settlement receivables and settlement payables from provisional pricing on concentrate sales and purchases, certain refined metal sales and steelmaking coal sales because they are valued using quoted market prices derived based on forward curves for the respective commodities and published price assessments for steelmaking coal sales.

Level 3 – Significant Unobservable Inputs

Level 3 inputs are unobservable (supported by little or no market activity).

We include investments in certain debt securities and certain equity securities in non-public companies in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency.

78	Teck Resources Limited 2022 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

12.	FAIR VALUE MEASUREMENTS, continued

The fair values of our financial assets and liabilities measured at fair value on a recurring basis as at March 31, 2022 and December 31, 2021 are summarized in the following table:

(CAD$ in millions)	March 31, 2022				December 31, 2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Cash equivalents	$2,130	$—	$—	$2,130	$790	$—	$—	$790
Marketable and other equity securities	42	—	128	170	41	—	47	88
Debt securities	99	—	1	100	104	—	1	105
Settlement receivables	—	1,063	—	1,063	—	1,126	—	1,126
Derivative instruments and embedded derivatives	—	134	—	134	—	78	—	78
	$2,271	$1,197	$129	$3,597	$935	$1,204	$48	$2,187

Financial liabilities
Derivative instruments and embedded derivatives	$—	$169	$—	$169	$—	$158	$—	$158
Settlement payables	—	50	—	50	—	39	—	39
	$—	$219	$—	$219	$—	$197	$—	$197

Unless disclosed elsewhere in our financial statements, the fair value of the remaining financial assets and financial liabilities approximate their carrying value.

79	Teck Resources Limited 2022 First Quarter News Release